United States
Securities and Exchange Commission
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934
For the month of
July 2009
Vale S.A.
Avenida Graça Aranha, No. 26
20030-900 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
(Check One) Form 20-F ☑      Form 40-F ☐
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))
(Check One) Yes ☐     No ☑
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))
(Check One) Yes ☐     No ☑
(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
(Check One) Yes ☐     No ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-     .)

PRESS RELEASE
SIGNATURES

Vale S.A.
INDEX TO CONDENSED CONSOLIDATED FINANCIAL INFORMATION

Page

Report of Independent Registered Public Accounting Firm	2

Condensed Consolidated Balance Sheets as of June 30, 2009 and December 31, 2008	4

Condensed Consolidated Statements of Income for the three-month periods ended June 30, 2009, March 31, 2009 and June 30, 2008 and for six-month periods ended June 30, 2009 and 2008	6

Condensed Consolidated Statements of Cash Flows for the three-month periods ended June 30, 2009, March 31, 2009 and June 30, 2008 and for six-month periods ended June 30, 2009 and 2008	7

Condensed Consolidated Statements of Changes in Stockholders’ Equity for the three-month periods ended June 30, 2009, March 31, 2009 and June 30, 2008 and six-month periods ended June 30, 2009 and 2008	8

Notes to the Condensed Consolidated Financial Information	9

Supplemental Financial Information (unaudited)	40

PricewaterhouseCoopers Rua da Candelária, 65 11°, 14°, 15° e 16° cjs. 1302 a 1304 20091-020 Rio de Janeiro, RJ - Brasil Caixa Postal 949 Telefone (21) 3232 - 6112 Fax (21) 2516 - 6319 pwc.com/br
Report of Independent Registered
Public Accounting Firm
To the Board of Directors and Stockholders
Vale S.A.
We have reviewed the accompanying condensed consolidated balance sheet of Vale S.A. (formerly Companhia Vale do Rio Doce) and its subsidiaries as of June 30, 2009, and the related condensed consolidated statements of income, of cash flows and of stockholders’ equity for each of the three-month periods ended June 30, 2009, and March 31, 2009 and June 30, 2008 and for the six-month periods ended June 30, 2009 and June 30, 2008. This interim financial information is the responsibility of the Company’s management.
We conducted our review in accordance with the standards of the Public Company Accounting Oversight Board (United States). A review of iterim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States), the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.
Based on our review, we are not aware of any material modifications that should be made to the accompanying condensed consolidated interim financial information for it to be in conformity with accounting principles generally accepted in the United States of America.
We have previously audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheet as of December 31, 2008, and the related consolidated statements of income, of cash flows and of stockholders’, equity for the year then ended (not presented herein), and in our report dated February 19, 2009, we expressed an unqualified opinion on those consolidated financial statements. In our opinion, the information set forth in the accompanying condensed consolidated balance sheet as of December 31, 2008, is fairly stated in all material respects in relation to the consolidated balance sheet from which it has been derived.

Vale S.A.
As discussed in Note 4(b) to the condensed consolidated interim financial information, the Company changed the manner in which it reports non-controlling interest in 2009. The accompanying December 31, 2008 condensed consolidated financial information reflects this change.

PricewaterhouseCoopers
Auditores Independentes
Rio de Janeiro, Brazil
July 29, 2009

Condensed Consolidated Balance Sheets
Expressed in millions of United States Dollars

	June 30, 2009	December 31,2008
	(unaudited)

Assets
Current assets
Cash and cash equivalents	8,192	10,331
Short-term investments	3,000	2,308
Accounts receivable
Related parties	75	137
Unrelated parties	2,674	3,067
Loans and advances to related parties	65	53
Inventories	4,035	3,896
Deferred income tax	587	583
Advances to suppliers	423	405
Recoverable taxes	838	1,993
Other	639	465

	20,528	23,238

Property, plant and equipment, net, and intangible assets	59,296	49,329
Investments in affiliated companies, joint ventures and other investments	2,968	2,408
Other assets
Goodwill on acquisition of subsidiaries	2,095	1,898
Loans and advances
Related parties	26	—
Unrelated parties	95	77
Prepaid pension cost	1,064	622
Prepaid expenses	187	223
Judicial deposits	1,363	1,141
Advances to suppliers — energy	472	408
Recoverable taxes	610	394
Unrealized gains on derivative instruments	246	32
Other	106	161

	6,264	4,956

TOTAL	89,056	79,931

Condensed Consolidated Balance Sheets
Expressed in millions of United States Dollars
(Except number of shares)

	(Continued)
	June 30, 2009	December 31, 2008
	(unaudited)
Liabilities and stockholders’ equity
Current liabilities
Suppliers	2,142	2,261
Payroll and related charges	604	591
Current portion of long-term debt	610	633
Short-term debt	38	—
Loans from related parties	19	77
Provision for income taxes	220	502
Taxes payable and royalties	115	55
Employees postretirement benefits	116	102
Railway sub-concession agreement payable	243	400
Unrealized losses on derivative instruments	60	—
Provisions for asset retirement obligations	31	48
Minimum mandatory dividends payable	1,080	2,068
Other	510	500

	5,788	7,237

Long-term liabilities
Employees postretirement benefits	1,608	1,485
Long-term debt	18,826	17,535
Provisions for contingencies (Note 17 (c))	1,938	1,685
Unrealized losses on derivative instruments	11	573
Deferred income tax	5,234	4,005
Provisions for asset retirement obligations	968	839
Other	1,681	1,525

	30,266	27,647

Redeemable noncontrolling interest (Note 4 (b))	648	599

Commitments and contingencies (Note 17)

Stockholders’ equity
Preferred class A stock — 7,200,000,000 no-par-value shares authorized and 2,108,590,250 (2008 — 2,108,579,618) issued	9,727	9,727
Common stock — 3,600,000,000 no-par-value shares authorized and 3,256,724,482 (2008 — 3,256,724,482) issued	15,262	15,262
Treasury stock — 77,625,704 (2008 — 76,854,304) preferred and 74,997,899 (2008 — 74,937,899) common shares	(1,151)	(1,141)
Additional paid-in capital	393	393
Mandatorily convertible notes — common shares	1,288	1,288
Mandatorily convertible notes — preferred shares	581	581
Other cumulative comprehensive loss	(6,260)	(11,510)
Undistributed retained earnings	21,930	18,340
Unappropriated retained earnings	8,107	9,616

Total Company stockholders’ equity	49,877	42,556
Noncontrolling interests	2,477	1,892

Total stockholders’ equity	52,354	44,448

TOTAL	89,056	79,931

The accompanying notes are an integral part of this condensed consolidated financial information.

Condensed Consolidated Statements of Income
Expressed in millions of United States Dollars
(Except per share amounts)

	Three-month period ended			Six-month period ended
	(unaudited)			(unaudited)
	June 30, 2009	March 31, 2009	June 30, 2008	June 30, 2009	June 30, 2008
Operating revenues, net of discounts, freight, returns and allowances
Sales of ores and metals	4,156	4,569	9,445	8,725	16,302
Aluminum products	468	442	728	910	1,374
Revenues from logistic services	281	199	462	480	824
Other products and services	179	211	262	390	445

	5,084	5,421	10,897	10,505	18,945
Taxes on revenues	(136)	(97)	(297)	(233)	(513)

Net operating revenues	4,948	5,324	10,600	10,272	18,432

Operating costs and expenses
Cost of ores and metals sold	(2,295)	(2,169)	(3,834)	(4,464)	(7,274)
Cost of aluminum products	(529)	(452)	(561)	(981)	(1,054)
Cost of logistic services	(178)	(165)	(256)	(343)	(468)
Other	(133)	(114)	(112)	(247)	(209)

	(3,135)	(2,900)	(4,763)	(6,035)	(9,005)
Selling, general and administrative expenses	(230)	(233)	(344)	(463)	(666)
Research and development expenses	(265)	(189)	(269)	(454)	(459)
Other	(342)	(317)	11	(659)	(152)

	(3,972)	(3,639)	(5,365)	(7,611)	(10,282)

Operating income	976	1,685	5,235	2,661	8,150
Non-operating income (expenses)
Financial income	93	125	23	218	78
Financial expenses	(293)	(287)	(349)	(580)	(909)
Gains (losses) on derivatives, net	873	18	655	891	361
Foreign exchange and indexation gains (losses), net	523	16	838	539	926
Gain on sale of investments	157	—	—	157	80

	1,353	(128)	1,167	1,225	536

Income before income taxes and equity results	2,329	1,557	6,402	3,886	8,686

Income taxes
Current	(1,494)	(477)	(1,173)	(1,971)	(1,827)
Deferred	(130)	171	(333)	41	(37)

	(1,624)	(306)	(1,506)	(1,930)	(1,864)

Equity in results of affiliates, joint ventures and other investments	135	72	260	207	379

Net income	840	1,323	5,156	2,163	7,201

Net income (loss) attributable to noncontrolling interests	50	(40)	147	10	171

Net income attributable to Company’s stockholders	790	1,363	5,009	2,153	7,030

Basic and diluted earnings per share attributable to Company’s stockholders
Earnings per preferred share	0.14	0.25	1.01	0.39	1.41
Earnings per common share	0.14	0.25	1.01	0.39	1.41
Earnings per prefered share linked to convertible mandatorily notes (*)	0.63	0.53	1.52	1.16	2.18
Earnings per common share linked to convertible mandatorily notes (*)	0.69	0.57	1.54	1.25	2.28

(*)	Basic earnings per share only, as dilution assumes conversion.
The accompanying notes are an integral part of this condensed consolidated financial information.

Condensed Consolidated Statements of Cash Flows
Expressed in millions of United States Dollars

				Six-month period ended
	Three-month period ended (unaudited)			(unaudited)
	June 30, 2009	March 31, 2009	June 30, 2008	June 30, 2009	June 30, 2008
Cash flows from operating activities:
Net income	840	1,323	5,156	2,163	7,201
Adjustments to reconcile net income to cash from operations:
Depreciation, depletion and amortization	643	559	760	1,202	1,526
Dividends received	106	37	223	143	271
Equity in results of affiliates, joint ventures and other investments	(135)	(72)	(260)	(207)	(379)
Deferred income taxes	130	(171)	333	(41)	37
Loss on disposal of property, plant and equipment	46	41	86	87	123
Gain on sale of investments	(157)	—	—	(157)	(80)
Foreign exchange and indexation losses (gains), net	(817)	(57)	(1,300)	(874)	(1,422)
Unrealized derivative losses (gains), net	(873)	(18)	(655)	(891)	(361)
Unrealized interest (income) expense, net	(54)	3	(45)	(51)	36
Others	(18)	(16)	(3)	(34)	(21)
Decrease (increase) in assets:
Accounts receivable	271	391	(802)	662	(600)
Inventories	98	119	(283)	217	(347)
Recoverable taxes	1,275	(104)	32	1,171	(119)
Others	(8)	(77)	47	(85)	43
Increase (decrease) in liabilities:
Suppliers	(227)	(103)	320	(330)	266
Payroll and related charges	62	(139)	177	(77)	(71)
Income taxes	(276)	216	750	(60)	32
Others	160	233	(455)	393	(646)

Net cash provided by operating activities	1,066	2,165	4,081	3,231	5,489

Cash flows from investing activities:
Short-term investments	217	(909)	—	(692)	—
Loans and advances receivable
Related parties
Loan proceeds	(38)	(23)	(34)	(61)	(34)
Repayments	—	7	—	7	25
Others	(14)	4	1	(10)	1
Judicial deposits	(34)	(19)	(2)	(53)	(36)
Investments	(291)	(138)	(11)	(429)	(24)
Additions to, property, plant and equipment	(2,008)	(1,688)	(2,105)	(3,696)	(3,730)
Proceeds from disposal of investments	277	—	—	277	134
Acquisition of subsidiaries, net of cash acquired	(300)	(850)	—	(1,150)	—

Net cash used in investing activities	(2,191)	(3,616)	(2,151)	(5,807)	(3,664)

Cash flows from financing activities:
Short-term debt, additions	351	103	209	454	1,010
Short-term debt, repayments	(342)	(74)	(449)	(416)	(1,121)
Loans
Related parties
Loan proceeds	—	—	3	—	21
Repayments	(155)	(68)	(2)	(223)	(4)
Issuances of long-term debt
Third parties	296	185	236	481	1,566
Repayments of long-term debt
Third parties	(52)	(110)	(647)	(162)	(752)
Treasury stock	—	(10)	—	—	—
Dividends and interest attributed to Company’s stockholders	(1,255)	—	(1,250)	(1,255)	(1,250)
Dividends and interest attributed to noncontrolling interest	—	—	(87)	(10)	(87)

Net cash provided by (used in) financing activities	(1,157)	26	(1,987)	(1,131)	(617)

Increase (decrease) in cash and cash equivalents	(2,282)	(1,425)	(57)	(3,707)	1,208
Effect of exchange rate changes on cash and cash equivalents	1,477	91	(53)	1,568	(100)
Cash and cash equivalents, beginning of period	8,997	10,331	2,264	10,331	1,046

Cash and cash equivalents, end of period	8,192	8,997	2,154	8,192	2,154

Cash paid during the period for:
Interest on short-term debt	—	—	(5)	—	(10)
Interest on long-term debt	(311)	(277)	(357)	(588)	(636)
Income tax	(85)	(143)	(320)	(228)	(1,992)

Non-cash transactions
Interest capitalized	50	65	14	115	31
The accompanying notes are an integral part of this condensed consolidated financial information.

Condensed Consolidated Statements of Changes in Stockholders’ Equity
Expressed in millions of United States Dollars
(Except number of shares and per-share amounts)

	Three-month period ended (unaudited)			Six-month period ended (unaudited)
	June 30, 2009	March 31, 2009	June 30, 2008	June 30, 2009	June 30, 2008
Preferred class A stock (including twelve special shares)
Beginning and end of the period	9,727	9,727	4,953	9,727	4,953

Common stock
Beginning and end of the period	15,262	15,262	7,742	15,262	7,742

Treasury stock
Beginning of the period	(1,151)	(1,141)	(389)	(1,141)	(389)
Acquisitions	—	(10)	—	(10)	—

End of the period	(1,151)	(1,151)	(389)	(1,151)	(389)

Additional paid-in capital
Beginning and end of the period	393	393	498	393	498

Mandatorily convertible notes — common shares
Beginning and end of the period	1,288	1,288	1,288	1,288	1,288

Mandatorily convertible notes — preferred shares
Beginning and end of the period	581	581	581	581	581

Other cumulative comprehensive (deficit) income
Cumulative translation adjustments
Beginning of the period	(11,597)	(11,493)	1,135	(11,493)	1,340
Change in the period	5,212	(104)	1,707	5,108	1,502

End of the period	(6,385)	(11,597)	2,842	(6,385)	2,842

Unrealized gain (loss) — available-for-sale securities, net of tax
Beginning of the period	113	17	205	17	211
Change in the period	(64)	96	(94)	32	(100)

End of the period	49	113	111	49	111

Surplus (deficit) accrued pension plan
Beginning of the period	(82)	(34)	60	(34)	75
Change in the period	157	(48)	104	109	89

End of the period	75	(82)	164	75	164

Cash flow hedge
Beginning of the period	—	—	2	—	29
Change in the period	1	—	6	1	(21)

End of the period	1	—	8	1	8

Total other cumulative comprehensive (deficit) income	(6,260)	(11,566)	3,125	(6,260)	3,125

Undistributed retained earnings
Beginning of the period	18,513	18,340	15,508	18,340	15,317
Transfer from unappropriated retained earnings	3,417	173	1,513	3,590	1,704

End of the period	21,930	18,513	17,021	21,930	17,021

Unappropriated retained earnings
Beginning of the period	10,780	9,616	3,435	9,616	1,631
Net income attributable to Company’s stockholders	790	1,363	5,009	2,153	7,030
Interest on mandatorily convertible debt
Preferred class A stock	(15)	(8)	(15)	(23)	(23)
Common stock	(31)	(18)	(30)	(49)	(48)
Appropriation to undistributed retained earnings	(3,417)	(173)	(1,513)	(3,590)	(1,704)

End of the period	8,107	10,780	6,886	8,107	6,886

Total Company stockholders’ equity	49,877	43,827	41,705	49,877	41,705

Noncontrolling interests
Beginning of the period	2,085	1,892	2,140	1,892	2,180
Disposals and (acquisitions) of noncontrolling interests	29	—	—	29	—
Cumulative translation adjustments	313	222	286	535	235
Cash flow hedge	—	—	6	—	(16)
Net income (loss) attributable to noncontrolling interests	50	(40)	147	10	171
Dividends and interest attributable to noncontrolling interests	—	(1)	(110)	(1)	(110)
Capitalization of stockholders advances	—	12	23	12	32

End of the period	2,477	2,085	2,492	2,477	2,492

Total stockholders’ equity	52,354	45,912	44,197	52,354	44,197

Number of shares:
Preferred class A stock (including twelve special shares)	2,108,590,250	2,108,579,618	1,919,516,400	2,108,590,250	1,919,516,400
Common stock	3,256,724,482	3,256,724,482	2,999,797,716	3,256,724,482	2,999,797,716
Buy-backs
Beginning of the period	(152,623,603)	(151,792,203)	(86,923,052)	(151,792,203)	(86,923,184)
Acquisitions	—	(831,400)		(831,400)	—
Sales	—	—	—	—	132

End of the period	(152,623,603)	(152,623,603)	(86,923,052)	(152,623,603)	(86,923,052)

	5,212,691,129	5,212,680,497	4,832,391,064	5,212,691,129	4,832,391,064

The accompanying notes are an integral part of this condensed consolidated financial information.

Notes to the Condensed Consolidated Financial Information
Expressed in millions of United States Dollars, unless otherwise stated
1	The Company and its operation

Vale S.A. formerly Companhia Vale do Rio Doce, (“Vale”, the “Company” or “we”) is a limited liability company incorporated in Brazil. Operations are carried out through Vale and our subsidiary companies, joint ventures and affiliates, and mainly consist of mining, non-ferrous metal production, logistics and steel activities.

At June 30, 2009, our principal consolidated operating subsidiaries are the following:

		% voting	Head office
Subsidiary	% ownership	capital	location	Principal activity
Alumina do Norte do Brasil S.A. — Alunorte (“Alunorte”)	57.03	59.02	Brazil	Alumina
Alumínio Brasileiro S.A. — Albras (“Albras”)	51.00	51.00	Brazil	Aluminum
CADAM S.A (CADAM)	61.48	100.00	Brazil	Kaolin
CVRD Overseas Ltd.	100.00	100.00	Cayman Islands	Trading
Diamond Coal Ltd.	100.00	100.00	Colombia	Coal
Ferrovia Centro-Atlântica S. A.	100.00	100.00	Brazil	Logistics
Pará Pigmentos S.A. (“PPSA”)	86.17	85.57	Brazil	Kaolin
PT International Nickel Indonesia Tbk (“PT Inco”)	61.16	61.16	Indonesia	Nickel
Rio Doce Manganése Norway — RDMN	100.00	100.00	Norway	Ferroalloys
Vale Manganês S.A. (formely Rio Doce Manganês S.A.)	100.00	100.00	Brazil	Manganese and Ferroalloys
Vale Manganèse France (formely Rio Doce Manganèse Europe — RDME)	100.00	100.00	France	Ferroalloys
Vale Australia Pty Ltd.	100.00	100.00	Australia	Coal
Vale Inco Limited	100.00	100.00	Canada	Nickel
Vale International S.A (formerly CVRD International S.A)	100.00	100.00	Switzerland	Trading
2	Basis of consolidation

All majority-owned subsidiaries in which we have both share and management control are consolidated. All significant intercompany accounts and transactions are eliminated. Our variable interest entities in which we are the primary beneficiary are consolidated. Investments in unconsolidated affiliates and joint ventures are accounted for under the equity method (Note 10).

We evaluate the carrying value of some of our investments in relation to publicly quoted market prices when available. If the quoted market price is below book value, and such decline is considered other than temporary, we write-down our equity investments to quoted market value.

We define joint ventures as businesses in which we and a small group of other partners each participate actively in the overall entity management, based on a shareholders agreement. We define affiliates as businesses in which we participate as a noncontrolling stockholder but with significant influence over the operating and financial policies of the investee.

Our participation in hydroelectric projects are made via consortium contracts under which we have undivided interests in the assets and are liable for our proportionate share of liabilities and expenses, which are based on our proportionate share of power output. We do not have joint liability for any obligations. No separate legal or tax status is granted to consortia under Brazilian law. Accordingly, we recognize our proportionate share of costs and our undivided interest in assets relating to hydroelectric projects.

3	Basis of presentation

Our condensed consolidated interim financial information for the three-month periods ended June 30, 2009, March 31, 2009 and June 30, 2008 and for the six-month periods ended June 30, 2009 and 2008, prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”), are unaudited. However, in our opinion, such condensed consolidated financial information includes all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the results for interim periods. The results of operations for the three-month and six-month periods ended June 30, 2009, are not necessarily indicative of the actual results expected for the full fiscal year ending December 31, 2009.

This condensed consolidated financial information should be read in conjunction with our audited consolidated financial statements as of and for the year ended December 31, 2008, prepared in accordance with U.S. GAAP.

In preparing the condensed consolidated financial information, we are required to use estimates to account for certain assets, liabilities, revenues and expenses. Our condensed consolidated financial statements therefore include various estimates concerning the selection of useful lives of property, plant and equipment, impairment, provisions necessary for contingent liabilities, fair values assigned to assets and liabilities acquired and assumed in business combinations, income tax uncertainties, employee post-retirement benefits and other similar evaluations. Actual results may vary from our estimates.

The Brazilian Real is the parent Company’s functional currency. We have selected the U.S. Dollar as our reporting currency. The financial statements have been translated in accordance with the criteria set forth in Statement of Financial Accounting Standards (“SFAS”) 52 – “Foreign Currency Translation”.

All assets and liabilities have been translated to U.S. Dollars at the closing rate of exchange at each balance sheet date (or, if unavailable, the first available exchange rate). All statement of income accounts have been translated to U.S. Dollars at the average exchange rates prevailing during the respective periods. Capital accounts are recorded at historical exchange rates. Translation gains and losses are recorded in the Cumulative Translation Adjustments account (“CTA”) in stockholders’ equity. The results of operations and financial position of our entities that have a functional currency other than the U.S. Dollar have been translated in accordance with SFAS 52.

The exchange rates used to translate the assets and liabilities of the Brazilian operations at June 30, 2009 and December 31, 2008, were R$1.9516 and R$2.3370, respectively.

The Company has performed an evaluation of subsequent events through July 29, 2009 which is the date the financial statements were issued.

4	Accounting pronouncements
(a)	New accounting standards

In June 2009, the FASB issued SFAS 167, “Amendments to FASB Interpretation No. 46(R)” (SFAS 167).  SFAS 167 changes how a company determines when an entity that is insufficiently capitalized or is not controlled through voting (or similar rights) should be consolidated. It is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2009. Early application is not permitted. We are currently studying the effects of this pronouncement.

In June 2009, the FASB issued SFAS 166, “Accounting for Transfers of Financial Assets”, the Board’s objective in issuing this Statement is to improve the relevance, representational faithfulness, and comparability of the information that a reporting entity provides in its financial statements about a transfer of financial assets. This Statement shall be effective as of the beginning of each reporting entity’s first annual reporting period that begins after November 15, 2009, for interim periods within that first annual reporting period, and for interim and annual reporting periods thereafter. Earlier application is prohibited. We are currently assessing the potential impact, if any, on our condensed financial statements.

(b)	Accounting standards recently adopted

From 2009, we fully adopted the accounting standards addressed by the following pronouncements:

SFAS 165, “Subsequent Events” (SFAS 165).  This statement establishes general standards of accounting for and disclosures of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. In particular, this statement sets forth (1) the period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements; (2) the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements; and (3) the disclosures that an entity should make about events or transactions that occurred after the balance sheet date. SFAS 165 is effective for interim or annual periods ending after June 15, 2009.  The Company already adopts this statement.

FAS 107-1 and APB 28-1, “Interim Disclosures about Fair Value of Financial Instruments” to require disclosures about fair value of financial instruments for interim reporting periods of publicly traded companies as well as in annual financial statements. This FSP also amends APB Opinion 28, Interim Financial Reporting, to require those disclosures in summarized financial information at interim reporting periods. This FSP shall be effective for interim reporting periods ending after June 15, 2009, we have not early adopted this pronouncement for the three-month period ended March 31, 2009. The application of FSP FAS 107 – 1 and APB 28 – 1 will expand the Company’s disclosures regarding the use of fair value in interim periods. The required information is disclosed in Note 18 (d).

SFAS 161, Disclosures about Derivative Instruments and Hedging Activities an amendment of FASB Statement 133 (“SFAS 161”). SFAS 161 expands the current disclosure requirements of SFAS 133, Accounting for Derivative Instruments and Hedging Activities, such that entities must now provide qualitative disclosure about objectives and strategies for using derivatives, quantitative disclosures about fair value amounts of and gain and losses on derivative instruments and disclosures about credit-risk related contingent features in derivative agreements on a quarterly basis regarding how and why the entity uses derivatives, how derivatives and related hedged items are accounted for under SFAS 133 and how derivatives and related hedged items affect the entity’s financial position, performance and cash flow. The required information is disclosed in Note 20.

SFAS 160, which clarifies that a noncontrolling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements, as showed on Note 14 and condensed consolidated statements of changes in stockholders’ equity. Noncontrolling interests that could be redeemed upon the occurrence of certain events outside the Company’s control have been classified as redeemable noncontrolling interest using the mezzanine presentation on the balance sheet between liabilities and stockholders’ equity, retroactive to all periods presented.

SFAS 141(R), that applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008.

5	Major acquisitions and disposals
(a)	Diamond Coal Ltd

In March 2009, we acquired 100% of the company Diamond Coal Ltd that owns coal assets in Colombia for US$300, from Cement Argos. Cash payment was made during the quarter ending June 30, 2009.

The primary reason for the acquisition was that the coal assets are an important part of our growth strategy. Therefore, Vale is seeking to build a coal asset platform in Colombia, as it is the world’s third largest exporter of high-quality thermal coal, given its low level of sulfur and high calorific value.

Due to the recent conclusion of the transaction, we are still in the process of identifying assets acquired and liabilities assumed.

As a result, the condensed information presented below reflects our preliminary analysis of the expected purchase price allocation:

Preliminary
Valuation

Purchase price	300
Book value of assets acquired	(112)

Adjustment to fair value of property, plant and equipment	188

The final accounting is pending conclusion of all identified assets and liabilities which is being internally carried out by us.

Such purchase price allocation will be finalized during next periods, and accordingly the preliminary information presented above is subject to revisions, which may be material.

(b)	Green Mineral Resources

In February 2009, we concluded the acquisition of Green Mineral Resources that owns Regina Project (Canada) and Colorado Project (Argentina), from Rio Tinto, for US$850.

The acquisition of potash assets is aligned with Vale’s strategy to become a large producer of fertilizers to benefit from the exposure to rising global consumption.

Also due to the recent closing of this transaction, information about the purchase price allocation presented below based on the fair values of identified assets acquired and liabilities assumed is preliminary. Such allocation, currently being performed internally by the Company, will be finalized during next periods, and accordingly, the preliminary purchase price allocation information set forth below are subject to revision, which may be material.

The condensed preliminary purchase price allocation information for Green Mineral Resources is as follows:

Preliminary
Valuation

Total disbursements	857
Cash acquired	(7)

Purchase price	850

Book value of assets acquired, net of cash acquired	(105)

Book value of liabilities assumed	8

Adjustment to fair value of property, plant and equipment	753

The final accounting is pending conclusion of all identified assets and liabilities which is being internally carried out by us.

(c)	Other transactions

In April 2009, we concluded the sale of all common shares we held in, Usiminas Siderúrgicas de Minas Gerais S.A. — Usiminas, for US$273 generating a gain of US$153.

In March 2009, we acquired 50% of the joint venture with African Rainbow Minerals Limited of Teal Minerals Incorporated for US$60.

In January 2009, we entered into a purchase and sale agreement with Rio Tinto Plc to acquire iron ore (in Brazil) assets, for an amount of US$750, this acquisition has not been finalized yet, and it subject to the approval of Administrative Council for Economic Defense.

In February 2008, we sold our interest in Jubilee Mines N.L. (held through Vale Inco), representing 4.83% of its common shares, for US$134 generating a gain of US$80.

6	Income taxes

Income taxes in Brazil comprise federal income tax and social contribution, which is an additional federal tax. The statutory composite enacted tax rate applicable in the periods presented is 34%. In other countries where we have operations, the applicable tax rates vary from 1.67% to 40%.

The amount reported as income tax expense in our consolidated financial statements is reconciled to the statutory rates as follows:

	Three-month period ended (unaudited)
	June 30, 2009			March 31, 2009			June 30, 2008
	Brazil	Foreign	Total	Brazil	Foreign	Total	Brazil	Foreign	Total
Income before income taxes, equity results and noncontrolling interests	5,302	(2,973)	2,329	1,409	148	1,557	4,067	2,335	6,402

Tax at Brazilian composite rate	(1,803)	1,011	(792)	(479)	(50)	(529)	(1,383)	(794)	(2,177)
Adjustments to derive effective tax rate:
Tax benefit on interest attributed to stockholders	—	—	—	—	—	—	7	—	7
Difference on tax rates of foreign income	—	338	338	—	154	154	—	602	602
Exchange gains/losses — not taxable	—	(1,279)	(1,279)	—	(9)	(9)	—	(287)	(287)
Tax incentives	59	—	59	18	—	18	72	—	72
Tax deductible amortization of goodwill	23	—	23	20	—	20	—	—	—
Other non-taxable, income/non deductible expenses	62	(35)	27	(3)	43	40	358	(81)	277

Income taxes per consolidated statements of income	(1,659)	35	(1,624)	(444)	138	(306)	(946)	(560)	(1,506)

	Six-month period ended (unaudited)
	June 30, 2009			June 30, 2008
	Brazil	Foreign	Total	Brazil	Foreign	Total
Income before income taxes, equity results and noncontrolling interests	6,711	(2,825)	3,886	4,589	4,097	8,686

Tax at Brazilian composite rate	(2,282)	961	(1,321)	(1,560)	(1,393)	(2,953)
Adjustments to derive effective tax rate:
Tax benefit on interest attributed to stockholders	—	—	—	176	—	176
Difference on tax rates of foreign income	—	492	492	—	860	860
Exchange gains/losses — not taxable	—	(1,288)	(1,288)	—	(307)	(307)
Tax incentives	77	—	77	87	—	87
Tax deductible amortization of goodwill	43	—	43	53	—	53
Other non-taxable, income/non deductible expenses	59	8	67	246	(26)	220

Income taxes per consolidated statements of income	(2,103)	173	(1,930)	(998)	(866)	(1,864)

We have certain Brazilian income tax incentives relating to our manganese operations in Carajás, our potash operations in Rosario do Catete, our alumina and aluminum operations in Barcarena and our kaolin operations in Ipixuna and Mazagão. The incentives relating to manganese, aluminum and kaolin comprise partial exemption up to 2013. The incentive relating to alumina and potash comprise full income tax exemption on defined production levels, which expires in 2009 and 2013, respectively. An amount equal to the tax saving is appropriated from retained earnings to a reserve account within stockholders’ equity and may not be distributed in the form of cash dividends.

We also have income tax incentives related to our Goro project under development in New Caledonia (“The Goro Project”). These incentives include an income tax holiday during the construction phase of the project and throughout a 15-year period commencing in the first year in which commercial production, as defined by the applicable legislation, is achieved followed by a five-year, 50 per cent income tax holiday. The Goro Project also qualifies for certain exemptions from indirect taxes such as import duties during the construction phase and throughout the commercial life of the project. Certain of these tax benefits, including the income tax holiday, are subject to an earlier phase out should the project achieve a specified cumulative rate of return. We are subject to a branch profit tax commencing in the first year in which commercial production is achieved, as defined by the applicable legislation. To date, we have not recorded any taxable income for New Caledonian tax purposes. The benefits of this legislation are expected to apply with respect to taxes payable once The Goro Project is in operation.

We are subject to examination by the tax authorities for up to five years regarding our operations in Brazil, ten years for Indonesia, and five and six years for Canada, except for Newfoundland which has no limit.

Brazilian tax loss carryforwards have no expiration date though offset is restricted to 30% of annual taxable income.

Effective January 1, 2007, the Company adopted the provisions of FASB Interpretation 48, “Accounting for Uncertainty in Income Taxes”.

The reconciliation of the beginning and ending amounts of unrecognized tax benefits is as follows:

	June 30, 2009	December 31, 2008
	(unaudited)
Beginning of the period	657	1,046

Increase resulting from tax positions taken	21	103
Decrease resulting from tax positions taken	(1)	(261)
Changes in tax legislation	—	2
Cumulative translation adjustments	84	(233)

End of the period	761	657

7	Cash and cash equivalents

	June 30, 2009	December 31, 2008
	(unaudited)
Cash	503	767
Short-term investments	7,689	9,564

	8,192	10,331

All the above mentioned short term investments are done through the use of low risk fixed income securities, in a way that: the ones denominated in Brazilian Reais are concentrated on investments indexed to CDI, and the ones denominated in US dollars are mainly time deposits.

8	Short-term investments

	June 30, 2009	December 31, 2008
	(unaudited)
Time deposit (*)	3,000	2,308

(*)	Also represent low risk investments with original due date over 90 days.
9	Inventories

	June 30, 2009	December 31, 2008
	(unaudited)
Finished products
Nickel (co-products and by-products)	1,448	1,514
Iron ore and pellets	838	728
Manganese and ferroalloys	158	199
Aluminum products	129	150
Kaolin	35	40
Copper concentrate	18	26
Coal	57	43
Others	146	80
Spare parts and maintenance supplies	1,206	1,116

	4,035	3,896

At June 30, 2009, no adjustments were required, to reduce inventories to its market values (US$77 were adjusted in December 31, 2008).

10	Investments in affiliated companies and joint ventures

	June 30, 2009				Investments		Equity in earnings (losses) of investee adjustments					Dividends received
							Three-month period ended			Six-month period ended		Three-month period ended			Six-month period ended
							(unaudited)			(unaudited)		(unaudited)			(unaudited)
				Net income
	Participation in		Net	(loss) for the		December 31,	June 30,	March 31,	June 30,	June 30,	June 30,	June 30,	March 31,	June 30,	June 30,	June 30,
	capital (%)		equity	period	June 30, 2009	2008	2009	2009	2008	2009	2008	2009	2009	2008	2009	2008
	Voting	Total			(unaudited)
Ferrous
Companhia Nipo-Brasileira de Pelotização — NIBRASCO (1)	51.11	51.00	273	15	139	110	3	5	34	8	30	—	20	—	20	—
Companhia Hispano—Brasileira de Pelotização — HISPANOBRÁS (1)	51.00	50.89	104	(15)	53	73	(5)	(3)	33	(8)	35	—	—	—	—	—
Companhia Coreano-Brasileira de Pelotização — KOBRASCO (1)	50.00	50.00	162	29	81	55	3	11	19	14	21	—	—	—	—	—
Companhia ítalo—Brasileira de Pelotização — ITABRASCO (1)	51.00	50.90	143	6	73	58	—	3	1	3	2	—	—	—	—	—
Minas da Serra Geral S.A. — MSG	50.00	50.00	53	2	26	21	1	—	—	1	1	—	—	—	—	—
SAMARCO Mineração S.A. — SAMARCO (2)	50.00	50.00	1,076	264	593	412	90	42	148	132	196	50	—	138	50	138
Baovale Mineração S.A. — BAOVALE	50.00	50.00	53	—	26	26	(1)	(3)	1	(4)	3	—	—	—	—	—
Zhuhai YPM Pellet e Co.,Ltd. — ZHUHAI	25.00	25.00	42	(6)	11	13	2	(4)	—	(2)	—	—	—	—	—	—

					1,002	768	93	51	236	144	288	50	20	138	70	138
Logistics
LOG-IN Logística Intermodal S.A.	31.33	31.33	333	5	112	94	—	2	6	2	11	3	—	3	3	3
MRS Logística S.A.	37.86	41.50	898	104	372	326	24	19	(47)	43	(18)	33	—	34	33	34

					484	420	24	21	(41)	45	(7)	36	—	37	36	37

Holdings

Steel
California Steel Industries Inc. — CSI	50.00	50.00	296	(24)	148	160	(1)	(11)	22	(12)	28	—	—	—	—	—
THYSSENKRUPP CSA Companhia Siderúrgica (Cost $595) (5)	10.53	10.53	—	—	682	443	—	—	—	—	—	—	—	—	—	—
Usinas Siderúrgicas de Minas Gerais S.A. — USIMINAS (4)	—	—	—	—	—	164	7	—	10	7	10	7	—	10	7	10

					830	767	6	(11)	32	(5)	38	7	—	10	7	10

Bauxite
Mineração Rio do Norte S.A. — MRN	40.00	40.00	362	31	146	140	13	(1)	8	12	22	13	17	38	30	86

					146	140	13	(1)	8	12	22	13	17	38	30	86

Coal
Henan Longyu Resources Co. Ltd	25.00	25.00	829	125	207	176	13	18	19	31	36	—	—	—	—	—
Shandong Yankuang International Company Ltd	25.00	25.00	(2)	(46)	(1)	11	(5)	(7)	1	(12)	—	—	—	—	—	—

					206	187	8	11	20	19	36	—	—	—	—	—

Copper
Teal Minerals Incorpored (3)	50.00	50.00	177	(18)	88	—	(9)	—	—	(9)	—	—	—	—	—	—

					88	—	(9)	—	—	(9)	—	—	—	—	—	—
Nickel
Heron Resources Inc (cost $24) — available-for-sale	—	—	—	—	3	2	—	—	—	—	—	—	—	—	—	—
Mirabela Nickel Ltd (cost $25) — available-for-sale	—	—	—	—	24	8	—	—	—	—	—	—	—	—	—	—
Hudbay Minerals (cost $17) available for sale	—	—	—	—	23	9	—	—	—	—	—	—	—	—	—	—
Korea Nickel Corp	—	—	—	—	21	21	—	1	—	1	—	—	—	—	—	—
Others — avaiable-for-sale	—	—	—	—	17	13	—	—	—	—	—	—	—	—	—	—

					88	53	—	1	—	1	—	—	—	—	—	—

Other affiliates and joint ventures
Others	—	—	—	—	124	73	—	—	5	—	2	—	—	—	—	—

					124	73	—	—	5	—	2	—	—	—	—	—

					1,482	1,220	18	—	65	18	98	20	17	48	37	96

Total					2,968	2,408	135	72	260	207	379	106	37	223	143	271

(1)
Although Vale held a majority of the voting interest of investees accounted for under the equity method, existing veto rights held by noncontrolling shareholders under shareholder agreements preclude consolidation;

(2)	Investment includes goodwill of US$55 in June, 2009 and US$46 in December, 2008;

(3)	Acquired in March, 2009 (Note 5);

(4)	Sold in April, 2009, equity refers to dividends received;

(5)	See Note 21

11	Short-term debt

Short-term borrowings outstanding on June 30, 2009 are from commercial banks for export financing denominated in U.S. Dollars, with average annual interest rates of 0.81%.
12	Long-term debt

	Current liabilities		Long-term liabilities
	June 30,	December 31,	June 30,	December 31,
	2009	2008	2009	2008
Foreign debt	(unaudited)		(unaudited)
Loans and financing denominated in the following currencies:
U.S. Dollars	204	210	5,809	5,905
Others	25	23	185	167

Fixed Rate Notes — U.S. Dollar denominated	—	—	6,501	6,510
Debt securities — export sales (*) — U.S. Dollar denominated	56	55	122	149
Perpetual notes	—	—	83	83
Accrued charges	180	217	—	—

	465	505	12,700	12,814

Brazilian debt
Brazilian Reais indexed to Long-Term Interest Rate — TJLP/CDI and General Price Index-Market (IGPM)	52	33	2,653	1,990
Basket of currencies	2	1	4	4
Non-convertible debentures	—	—	3,075	2,562
U.S. Dollars Denominated	—	—	394	165
Accrued charges	91	94	—	—

	145	128	6,126	4,721

Total	610	633	18,826	17,535

(*)	Secured by receivables from future export sales.
The long-term portion at June 30, 2009 falls due as follows:

2010	2,280
2011	2,636
2012	1,175
2013	2,957
2014 and thereafter	9,438
No due date (Perpetual notes and non-convertible debentures)	340

18,826

At June 30, 2009 annual interest rates on long-term debt were as follows:

Up to 3%	6,125
3.1% to 5%	353
5.1% to 7% (*)	5,816
7.1% to 9% (*)	2,520
9.1% to 11%	3,466
Over 11% (*)	1,072
Variable (Perpetual notes)	84

19,436

(*)
Includes non-convertible debentures and other Brazilian Real-denominated debt that bear interest at CDI (Brazilian interbank certificate of deposit) and TJLP (Brazilian government long-term interest) rates plus a spread. For these operations we have entered into derivative transactions to mitigate our exposure to the floating rate debt denominated in Brazilian Real, totaling US$5,406 of which US$4,363 has original interest rate above 9%. The average cost after taking into account the derivative transactions is 4.72%.

The indexation indices/ rates applied to our debt were as follows (unaudited):

	Three-month period ended
	June 30,	March 31,	June 30,
	2009	2009	2008

TJLP — Long-Term Interest Rate (effective rate)	1.6	1.5	1.5
IGP-M — General Price Index — Market	(0.3)	(0.9)	4.3
Appreciation (Devaluation) of Real against U.S. Dollar	18.6	0.9	9.9
In January 2008 we entered into a trade finance agreement with a Brazilian bank in the amount of US$1,024 with final maturity in 2018.

During 2008, we entered into agreements with Banco Nacional de Desenvolvimento Econômico e Social — BNDES, (the Brazilian National Development Bank) and with long-term Japanese financing agencies, Japan Bank for International Cooperation — JBIC and Nippon Export and Investment Insurance — NEXI related to future lines of credit to finance mining, logistics and power generation projects as part of our investment program for 2008-2012. Through June 30, 2009, Vale had drawn down US$587 of the committed credit facility with BNDES.

Additionally, we have revolving credit lines available under which amounts can be drawn down and repaid at the option of the borrower. At June 30, 2009, the total amount available under revolving credit lines was US$1,900, of which US$1,150 was granted to Vale International and the balance to Vale Inco. As of June 30, 2009, neither Vale International nor Vale Inco had drawn any amounts under these facilities.

Through June 30, 2009, Vale Inco had drawn down US$91 of letters of credit.

At June 30, 2009 the U.S. Dollar denominated fixed rate notes of US$6,501 (December 31, 2008 — US$6,510) and other debt of US$12,436 (December 31, 2008 — US$11,102) are unsecured. The export securitization of US$180 (December 31, 2008 — US$204) represents debt securities collateralized by receivables from future export sales of CVRD Overseas Ltd. Loans from international lenders of US$46 (December 31, 2008 — US$57) are guaranteed by the Brazilian Federal Government, to which we have provided like counter guarantees. The remaining long-term debt of US$273 (December 31, 2008 — US$295) is collateralized mainly by receivables.

Our principal covenants require us to maintain certain ratios, such as debt to EBITDA and interest coverage. We were in full compliance with our financial covenants as of June 30, 2009 and December 31, 2008.

13	Stockholders’ equity

Each holder of common and preferred class A stock is entitled to one vote for each share on all matters brought before stockholders’ meetings, except for the election of the Board of Directors, which is restricted to the holders of common stock. The Brazilian Government holds twelve preferred special shares which confer permanent veto rights over certain matters.

Both common and preferred stockholders are entitled to receive a mandatory minimum dividend of 25% of annual adjusted net income under Brazilian GAAP, once declared at the annual stockholders’ meeting. In the case of preferred stockholders, this dividend cannot be less than 6% of the preferred capital as stated in the statutory accounting records or, if greater, 3% of the Brazilian GAAP equity value per share. For the year ended December 31, 2008, this dividend corresponds to US$2,068, provided against stockholders’ equity.

In April 2009, we paid US$1,250 as a first installment of the dividend to stockholders. The distribution was made in the form of dividends.

In July 2008, we issued 80,079,223 common ADS, 176,847,543 common shares, 63,506,751 preferred ADS and 100,896,048 preferred shares through a Global equity offering. Our capital increased by US$11,666, upon subscription of preferred stock of US$4,146 corresponding to 164,402,799 shares and common stock of US$7,520 corresponding to 256,926,766 shares. In August, 2008, we issued an additional 24,660,419 preferred shares, representing an increase of US$628. After the closing of the operation, our capital stock increased by US$12,294 in 2008; the transaction costs of US$105 were recorded as a reduction of the additional paid-in capital account.

In June 2007, we issued US$1,880 Mandatorily Convertible Notes due June 15, 2010 for total proceeds of US$1,869, net of commissions. The Notes bear interest at 5.50% per year payable quarterly and additional interest which will be payable based on the net amount of cash distribution paid to ADS holders. A tranche of US$1,296 Notes are mandatorily convertible into an aggregate maximum of 56,582,040 common shares and a tranche of US$584 Notes are mandatorily convertible into an aggregate maximum of 30,295,456 preferred class A shares. On the maturity date (whether at stated maturity or upon acceleration following an event of default), the Series RIO Notes will automatically convert into ADSs, each ADS representing one common share of Vale, and the Series RIO P Notes will automatically convert into ADSs, each ADS representing one preferred class A share of Vale. We currently hold the shares to be issued on conversion in treasury. The Notes are not repayable in cash. Holders of notes will have no voting rights. We will pay to the holders of our Series RIO Notes or RIO P Notes additional interest in the event that Vale makes cash distributions to all holders of RIO ADSs or RIO P ADSs, respectively. We determined, using a statistical model, that the potential variability in the number of shares to be converted is not a predominant feature of this hybrid financial instrument and thus classified it as an equity instrument within stockholders’ equity. Other than during the cash acquisition conversion period, holders of the notes have the right to convert their notes, in whole or in part, at any time prior to maturity in the case of the Series RIO Notes, into RIO ADSs at the minimum conversion rate of 0.8664 RIO ADSs per Series RIO Note, and in the case of Series RIO P Notes, into RIO P ADSs at the minimum conversion rate of 1.0283 RIO P ADSs per Series RIO P Note.

In April 2009, we announced that the ticker symbols of its ADR will change from Rio and Rio PR to Vale and Vale P. The new ticker symbols were effective at the starting of trading on Monday, May 4, 2009.

In April 2009 we paid to holders of the mandatorily convertible notes of series Vale (formely RIO) and of series Vale (formely RIO P), the U.S. Dollar equivalent of US$0.490922 and US$0.582658, respectively.

Basic and diluted earnings per share

Basic and diluted earnings per share amounts have been calculated as follows:

	Three-month period ended (unaudited)			Six-month period ended (unaudited)
	June 30,	March 31,	June 30,	June 30,	June 30,
	2009	2009	2008	2009	2008
Net income attributable to Company’s stockholders	790	1,363	5,009	2,153	7,030

Interest attributed to preferred convertible notes	(15)	(8)	(15)	(23)	(23)
Interest attributed to common convertible notes	(31)	(18)	(30)	(49)	(48)

Net income for the period adjusted	744	1,337	4,964	2,081	6,959

Basic and diluted earnings per share

Income available to preferred stockholders	285	512	1,906	797	2,672
Income available to common stockholders	447	803	2,970	1,250	4,163
Income available to convertible notes linked to preferred shares	4	8	31	12	43
Income available to convertible notes linked to common shares	8	14	57	22	81
Weighted average number of shares outstanding (thousands of shares) — preferred shares	2,030,954	2,031,027	1,889,175	2,030,805	1,889,173
Weighted average number of shares outstanding (thousands of shares) — common shares	3,181,727	3,181,732	2,943,216	3,181,715	2,943,216
Treasury preferred shares linked to mandatorily convertible notes	30,295	30,295	30,295	30,295	30,295
Treasury common shares linked to mandatorily convertible notes	56,582	56,582	56,582	56,582	56,582

Total	5,299,558	5,299,636	4,919,268	5,299,397	4,919,266

Earnings per preferred share	0.14	0.25	1.01	0.39	1.41
Earnings per common share	0.14	0.25	1.01	0.39	1.41
Earnings per convertible notes linked to preferred share (*)	0.63	0.53	1.52	1.16	2.18
Earnings per convertible notes linked to common share (*)	0.69	0.57	1.54	1.25	2.28

(*)	Basic earnings per share only, as dilution assumes conversion.
Had the conversion of the convertible notes been included in the calculation of diluted earnings per share they would have generated the following dilutive effect as shown below:

	Three-month period ended (unaudited)			Six-month period ended (unaudited)
	June 30,	March 31,	June 30,	June 30,	June 30,
	2009	2009	2008	2009	2008

Income available to preferred stockholders	304	528	1,952	832	2,738
Income available to common stockholders	486	835	3,057	1,321	4,292
Weighted average number of shares outstanding (thousands of shares) — preferred shares	2,061,249	2,061,322	1,919,470	2,061,100	1,919,468
Weighted average number of shares outstanding (thousands of shares) — common shares	3,238,309	3,238,314	2,999,798	3,238,297	2,999,798
Earnings per preferred share	0.15	0.26	1.02	0.40	1.43
Earnings per common share	0.15	0.26	1.02	0.40	1.43

14	Other cumulative comprehensive income (deficit)

	Three-month period ended (unaudited)			Six-month period ended (unaudited)
	June 30,	March 31,	June 30,	June 30,	June 30,
	2009	2009	2008	2009	2008

Comprehensive income (deficit) is comprised as follows:
Net income attributable to Company’s stockholders	790	1,363	5,009	2,153	7,030
Cumulative translation adjustments	5,212	(104)	1,707	5,108	1,502
Unrealized gain (loss) — available-for-sale securities, net of tax	(64)	96	(94)	32	(100)
Surplus (deficit) accrued pension plan	157	(48)	104	109	89
Cash flow hedge	1	—	6	1	(21)
Noncontrolling interests:
Disposals and (acquisitions) of noncontrolling interests	29	—	—	29	—
Cumulative translation adjustments	313	222	286	535	235
Cash flow hedge	—	—	6	—	(16)
Net income (loss) attributable to noncontrolling interests	50	(40)	147	10	171
Dividends and interest attributable to noncontrolling interests	—	(1)	(110)	(1)	(110)
Capitalization of stockholders advances	—	12	23	12	32

Total comprehensive income (deficit)	6,488	1,500	7,084	7,988	8,812

Tax effect on other comprehensive income allocated to each component

Unrealized gain (loss) — available-for-sale securities, net of tax Gross balance as of the period end	64	173	152	64	152
Tax (expense) benefit	(15)	(60)	(41)	(15)	(41)

Net balance as of the period end	49	113	111	49	111

Surplus accrued pension plan
Gross balance as of the period end	143	(93)	289	143	289
Tax (expense) benefit	(68)	11	(125)	(68)	(125)

Net balance as of the period end	75	(82)	164	75	164

15	Pension cost

We previously disclosed in our consolidated financial statements for the year ended December 31, 2008, that we expected to contribute US$338 to our defined benefit pension plan in 2009. As of June 30, 2009, total contributions of US$153 had been made. We do not expect any significant change in our previous estimate.

	Three-month period ended (unaudited)
	June 30, 2009
	Overfunded	Underfunded	Underfunded other
	pension plans	pension plans	benefits
Service cost — benefits earned during the period	3	11	4
Interest cost on projected benefit obligation	71	60	20
Expected return on assets	(98)	(49)	—
Amortization of initial transition obligation	3	—	—
Net deferral	—	1	(6)

Net periodic pension cost	(21)	23	18

	Three-month period ended (unaudited)
	March 31, 2009
	Overfunded	Underfunded	Underfunded other
	pension plans	pension plans	benefits
Service cost — benefits earned during the period	1	11	4
Interest cost on projected benefit obligation	44	54	18
Expected return on assets	(60)	(43)	—
Amortization of initial transition obligation	2	7	—
Net deferral	—	1	(7)

Net periodic pension cost	(13)	30	15

	Three-month period ended (unaudited)
	June 30, 2008
	Overfunded	Underfunded	Underfunded other
	pension plans	pension plans	benefits
Service cost — benefits earned during the period	3	16	8
Interest cost on projected benefit obligation	82	66	20
Expected return on assets	(137)	(68)	—
Amortization of initial transition obligation	4	—	(3)
Net deferral	(1)	—	—

Net periodic pension cost	(49)	14	25

	Six-month period ended (unaudited)
	June 30, 2009			June 30, 2008
	Overfunded	Underfunded	Underfunded	Overfunded	Underfunded	Underfunded
	pension plans	pension plans	other benefits	pension plans	pension plans	other benefits
Service cost — benefits earned during the period	4	22	8	5	32	14
Interest cost on projected benefit obligation	115	114	38	136	128	43
Expected return on assets	(158)	(92)	—	(227)	(133)	—
Amortization of initial transition obligation	5	1	—	7	—	(4)
Net deferral	—	8	(13)	(2)	—	—

Net periodic pension cost	(34)	53	33	(81)	27	53

16	Long-term incentive compensation plan

In 2008, the Board of Directors approved a long-term incentive compensation plan, which was implemented in April 2008, over a three-year cycle (2008 to 2010).

Under the terms of the plan, the participants, restricted to certain executives, may elect to allocate part of their annual bonus to the plan. The allocation is applied to purchase preferred shares of Vale, through a predefined financial institution, at market conditions and with no benefit provided by Vale.

The shares purchased by each executive are unrestricted and may, at the participant’s discretion, be sold at any time. However, the shares must be held for a three-year period and the executive must be continually employed by Vale during that period. The participant then becomes entitled to receive from Vale a cash payment equivalent to the total amount of shares held, based on the their market rates. The total shares linked to the plan at June 30, 2009 and December 31, 2008, is 1,809,117 and 711,005, respectively.

Additionally, as long term incentive certain eligible executives have the opportunity to receive at the end of the triennial cycle a certain number of shares at market rates, based on an evaluation of their career and performance factors measured as an indicator of total return to stockholders.

We account for the compensation cost provided to our executives under this long-term incentive compensation plan, following the requirements of FAS 123(R) “Accounting for Stock-Based Compensation”. Liabilities are measured at each reporting date at fair value, based on market rates. Compensation costs incurred are recognized, over the defined three-year vesting period. At June 30, 2009 and December 31, 2008, we recognized a liability of US$35 and US$7, respectively, through the Statement of Income.

17	Commitments and contingencies

(a)	We provided guarantees related to revolving agreement to our affiliate TEAL, in the amount of US$43, the denominated currency U.S. Dollar with final maturity at August 31, 2009.

(b)
We provided certain guarantees on behalf of The Goro Project (Goro) pursuant to which we guaranteed payments due from Goro of up to a maximum amount of US$100 (“Maximum Amount”) in connection with an indemnity. We also provided additional guarantees covering the amounts payable by Goro regarding (a) amounts exceeding the Maximum Amount in connection with the indemnity and (b) certain other amounts under lease agreements.

Sumic Nickel Netherlands B.V. — Sumic, a 21% shareholder of Goro, has a put option to sell to Vale Inco 25%, 50%, or 100% of its share in Goro. The put option can be exercised if the defined cost of the initial Goro project exceeds US$4,200 at project rates and an agreement cannot be reached on how to proceed with the project.

We provided guarantees covering certain termination payments by Goro to a supplier under an electricity supply agreement (“ESA”) entered into in October 2004 for the Goro nickel-cobalt project. The amount of the termination payments guaranteed depends upon a number of factors, including whether any termination of the ESA occurs as a result of a default by Goro and the date of such early termination. If Goro defaults under the ESA prior to the anticipated start date for electricity supply, the termination payment, which currently is at its maximum amount, would be €$145 million. Once the supply of electricity under the ESA to the project begins, the guaranteed amounts will decrease over the life of the ESA.

(c)
We and our subsidiaries are defendants in numerous legal actions in the normal course of business. Based on the advice of our legal counsel, management believes that the amounts recognized are sufficient to cover probable losses in connection with such actions.

The provision for contingencies and the related judicial deposits are composed as follows:

	June 30, 2009 (unaudited)		December 31, 2008
	Provision for		Provision for
	contingencies	Judicial deposits	contingencies	Judicial deposits
Labor and social security claims	558	500	458	378
Civil claims	474	279	386	242
Tax — related actions	888	580	828	518
Others	18	4	13	3

	1,938	1,363	1,685	1,141

Labor and social security — related actions principally comprise claims by Brazilian employees and former employees for (i) payment of time spent traveling from their residences to the work-place, (ii) additional health and safety related payments and (iii) various other matters, often in connection with disputes about the amount of indemnities paid upon dismissal and the one-third extra holiday pay.

Civil — actions principally related to claims made against us by contractors in Brazil in connection with losses alleged to have been incurred by them as a result of various past Government economic plans during which full inflation indexation of contracts was not permitted, as well, as for accidents and land appropriations disputes.

Tax — tax-related actions principally comprise challenges initiated by us, on certain taxes on revenues and value added taxes and uncertain tax positions. We continue to vigorously pursue our interests in all the above actions but recognize that we probably will incur some losses in the final instance, for which we have made provisions.

Judicial deposits are made by us following the court requirements, in order to be entitled to either initiate or continue a legal action. These amounts are released to us, upon receipt of a final favorable outcome from the legal action; in the case of an unfavorable outcome, the deposits are transferred to the prevailing party.

Contingencies settled during the three-month periods ended June 30, 2009, March 31, 2009 and June 30, 2008 totaled US$39, US$18, US$569, respectively. Provisions recognized in the three-month periods ended June 30, 2009, March 31, 2009 and June 30, 2008, totaled US$73, US$49, US$73, respectively, classified as other operating expenses.

In addition to the contingencies for which we have made provisions we are defendants in claims where in our opinion, and based on the advice of our legal counsel, the likelihood of loss is possible but not probable, in the total amount of US$3,241 at June 30, 2009, and for which no provision has been made (December 31, 2008 — US$2,476).

(d)
At the time of our privatization in 1997, we issued shareholder revenue interest instruments known in Brazil as “debentures participativas” (debentures) to our then-existing shareholders, including the Brazilian Government. The terms of the debentures, were set to ensure that our pre-privatization shareholders, including the Brazilian Government, would participate alongside us in potential future financial benefits that we could be able to derive from exploiting our mineral resources.

In April 2009 we paid remuneration on these debentures of US$3.

(e)	Asset retirement obligations

We use various judgments and assumptions when measuring our asset retirement obligations.

Changes in circumstances, law or technology may affect our estimates and we periodically review the amounts accrued and adjust them as necessary. Our accruals do not reflect unasserted claims because we are currently not aware of any such issues. Also the amounts provided are not reduced by any potential recoveries under cost sharing, insurance or indemnification arrangements because such recoveries are considered uncertain.

The changes in the provisions for asset retirement obligations are as follows:

	Three-month period ended (unaudited)			Six-month period ended (unaudited)
	June 30, 2009	March 31, 2009	June 30, 2008	June 30, 2009	June 30, 2008

Beginning of period	877	887	975	887	975

Accretion expense	15	6	53	21	69

Liabilities settled in the current period	(15)	(3)	(2)	(18)	(5)

Revisions in estimated cash flows	—	(9)	9	(9)	(2)

Cumulative translation adjustment	122	(4)	66	118	64

End of period	999	877	1,101	999	1,101

Current liabilities	31	38	68	31	68

Long-term liabilities	968	839	1,033	968	1,033

Total	999	877	1,101	999	1,101

18	Fair value disclosure of financial assets and liabilities

In September 2006, the Financial Accounting Standards Board (“FASB”), issued SFAS 157, Fair Value Measurements, which changes the current practice used to measure the fair value, establishing a framework for measuring according to the generally accepted accounting principles, and expands disclosures about fair value measurements.

SFAS 157 does not require any new fair value measurements, but provides guidance on how to measure fair value by providing a fair value hierarchy used to classify the source of the information.

In February 2007, the FASB issued SFAS 159, The Fair Value Option for Financial Assets and Financial Liabilities — Including an amendment of FASB Statement No. 115. SFAS 159 permits the choice of measuring financial instruments and certain other items at fair value.

SFAS 159 is effective for financial statements issued for fiscal years beginning after November 15, 2007. On January 1, 2008, the Company adopted SFAS 159 and elected not to apply the provisions of SFAS 159 to its eligible financial assets and financial liabilities on the date of adoption. As of June 30, 2009, the Company has not made any fair value elections with respect to that statement.

(a)	Measurements

SFAS 157 defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. In determining fair value, the Company uses various methods including market, income and cost approaches. Based on these approaches, the Company often utilizes certain assumptions that market participants would use in pricing the asset or liability, including assumptions about risk and or the risks inherent in the inputs to the valuation technique.

These inputs can be readily observable, market corroborated, or generally unobservable inputs. The Company utilizes techniques that maximize the use of observable inputs and minimize the use of unobservable inputs. Under SFAS 157, those inputs used to measure the fair value are required to be classified on three levels. Based on the characteristics of the inputs used in valuation techniques the Company is required to provide the following information according to the fair value hierarchy. The fair value hierarchy ranks the quality and reliability of the information used to determine fair values. Financial assets and liabilities carried at fair value are classified and disclosed as follows:

Level 1 — Unadjusted quoted prices in an active, liquid and visible market for identical assets or liabilities that are accessible at the measurement date;

Level 2 — Quoted prices for identical or similar assets or liabilities in active markets, inputs other than quoted prices that are observable, either directly or indirectly, for the term of the asset or liability;

Level 3 — Assets and liabilities, whose quoted prices do not exist, or those prices or valuation techniques are supported by little or no market activity, unobservable or illiquid. At this point fair market valuation becomes highly subjective.

(b)	Measurements on a recurring basis

The description of the valuation methodologies used for recurring assets and liabilities measured at fair value in the Company’s Consolidated Balance Sheet at June 30, 2009 and December 31, 2008 are summarized below:

•	Available-for-sale securities

They are securities neither classified as held-for-trading nor held-to-maturity for strategic reasons and have a readily available market price. We evaluate the carrying value of some of our investments in relation to publicly quoted market prices when available. When there is no market value, we use inputs other than quoted prices.

•	Derivatives

The market approach is used for the swaps to estimate the fair value discounting their cash flows using the interest rate of the currency they are denominated. Also for the commodities contracts, since the fair value is computed by using forward curves for each commodities.

•	Other Financial Liabilities

Comprise shareholder’s debentures, which have their fair value measured by the market approach method, and their reference price is available on the secondary market.
The tables below present the balances of assets and liabilities measured at fair value on a recurring basis as of June 30, 2009 and December 31, 2008.

	As of June 30, 2009
	Carrying amount	Fair value	Level 1	Level 2
Available-for-sale securities	749	749	67	682
Unrealized losses on derivatives	213	213	—	213
Other financial liabilities	(417)	(417)	—	(417)

	As of December 31, 2008
	Carrying amount	Fair value	Level 1	Level 2
Available-for-sale securities	639	639	196	443
Unrealized losses on derivatives	(539)	(539)	—	(539)
Other financial liabilities	(380)	(380)	—	(380)
(c)	Measurements on a non-recurring basis

The company also has assets under certain conditions are subject to measurement at fair value on a non-recurring basis. These assets include goodwill and intangible assets. As of June 30, 2009 we have no impairment for those items.

(d) Financial Instruments (SFAS 107 Disclosures)
Issued in December 1991, the SFAS 107, Disclosures about Fair Value Measurements (“SFAS 107”), requires quantitative and qualitative disclosures which comprise the valuation techniques, methods, changes in methods and significant assumptions used to estimate the fair value of financial instruments for which is practicable to estimate that value.
•	Long-term debt

The valuation method used to estimate the fair value of our debt is the market approach for the contracts that are quoted in the secondary market, such as bonds and debentures. The fair value of both fixed and floating rate debt is determined by discounting future cash flows of Libor and Vale’s bonds curves (income approach).

•	Time deposits

The method used is the income approach, through the prices available on the active market. The fair value is close to the carrying amount due to the short-term maturities of the instruments.
Our long-term debt are reported at amortized cost, and the income of time deposits are accrued monthly according to the contract rate, however its estimated fair value measurement at June 30, 2009 and December 31, 2008 are disclosed as follows:

	As of June 30, 2009
	Carrying
	amount	Fair value	Level 1	Level 2

Time deposits	3,000	3,022	—	3,022
Long-term debt (less interests) (*)	(19,165)	(18,477)	(9,088)	(9,389)

(*)	Less accrued charges US$271

	As of December 31, 2008
	Carrying
	amount	Fair value	Level 1	Level 2

Time deposits	2,308	2,308	—	2,308
Long-term debt (less interests) (*)	(17,857)	(16,635)	(7,833)	(8,802)

(*)	Less accrued charges US$311

19	Segment and geographical information
We adopt SFAS 131 “Disclosures about Segments of an Enterprise and Related Information” with respect to the information we present about our operating segments. SFAS 131 introduced a “management approach” concept for reporting segment information, whereby such information is required to be reported on the basis that the chief decision-maker uses internally for evaluating segment performance and deciding how to allocate resources to segments. We analyze our segment information on aggregated and disaggregated basis as follows:
Results by segment — before eliminations (aggregated)

	Three-month period ended (unaudited)
	June 30, 2009							March 31, 2009							June 30, 2008
		(*)Non							(*) Non							(*) Non
	Ferrous	ferrous	Aluminum	Logistics	Others	Eliminations	Consolidated	Ferrous	ferrous	Aluminum	Logistics	Others	Eliminations	Consolidated	Ferrous	ferrous	Aluminum	Logistics	Others	Eliminations	Consolidated
RESULTS
Gross revenues — Foreign	5,096	1,424	664	11	115	(3,028)	4,282	5,988	1,051	599	5	154	(2,987)	4,810	8,674	2,939	934	10	101	(3,652)	9,006
Gross revenues — Domestic	344	146	141	278	45	(152)	802	252	107	129	201	58	(136)	611	1,176	196	217	481	59	(238)	1,891
Cost and expenses	(4,065)	(1,130)	(844)	(201)	(140)	3,180	(3,200)	(4,048)	(1,028)	(720)	(177)	(138)	3,123	(2,988)	(5,677)	(1,454)	(951)	(308)	(133)	3,890	(4,633)
Research and development	(51)	(67)	—	(11)	(136)	—	(265)	(42)	(68)	—	(16)	(63)	—	(189)	(89)	(76)	—	(33)	(71)	—	(269)
Depreciation, depletion and amortization	(264)	(279)	(59)	(29)	(12)	—	(643)	(197)	(280)	(49)	(24)	(9)	—	(559)	(292)	(382)	(44)	(38)	(4)	—	(760)

Operating income	1,060	94	(98)	48	(128)	—	976	1,953	(218)	(41)	(11)	2	—	1,685	3,792	1,223	156	112	(48)	—	5,235
Financial income	601	167	1	1	3	(680)	93	660	163	3	1	1	(703)	125	577	196	5	2	—	(757)	23
Financial expenses	(643)	(314)	(8)	6	(14)	680	(293)	(664)	(298)	(14)	(6)	(8)	703	(287)	(712)	(383)	(10)	(1)	—	757	(349)
Gains (losses) on derivatives, net		(66)	—	—	—	—	873	34	(16)	—	—	—	—	18	600	51	4	—	—	—	655
Foreign exchange and indexation gains (losses), net	208	43	210	(9)	71	—	523	29	(16)	10	(1)	(6)	—	16	723	9	97	(1)	10	—	838
Gain on sale of investments	157	—	—	—	—	—	157	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Equity in results of affiliates and joint ventures and change in provision for losses on equity investments	90	—	13	23	9	—	135	54	—	(1)	21	(2)	—	72	236	—	8	(41)	57	—	260
Income taxes	(1,615)	55	(49)	(10)	(5)	—	(1,624)	(466)	154	19	(4)	(9)	—	(306)	(1,007)	(424)	(75)	—	—	—	(1,506)
Net income (loss) attributable to noncontrolling interests	12	(13)	(43)	—	(6)	—	(50)	10	18	15	—	(3)	—	40	10	(61)	(85)	—	(11)	—	(147)

Net income attributable to Company’s stockholders	809	(34)	26	59	(70)	—	790	1,610	(213)	(9)	—	(25)	—	1,363	4,219	611	100	71	8	—	5,009

Sales classified by geographic destination:
Foreign market
America, except United States	65	194	237	—	5	(149)	352	44	120	159	—	9	(84)	248	546	378	302	—	—	(295)	931
United States	13	166	32	—	11	(24)	198	11	182	37	—	8	(18)	220	211	541	107	—	—	(92)	767
Europe	1,369	321	258	—	8	(1,291)	665	1,169	246	279	—	4	(884)	814	2,903	710	330	—	—	(1,294)	2,649
Middle East/Africa/Oceania	201	6	47	—	14	(153)	115	281	38	34	—	—	(229)	124	516	91	22	—	39	(215)	453
Japan	344	89	77	—	30	(162)	378	511	73	77	—	81	(258)	484	985	399	164	—	34	(382)	1,200
China	2,734	254	13	11	15	(1,009)	2,018	3,483	186	13	5	4	(1,268)	2,423	2,703	218	—	10	—	(1,047)	1,884

Asia, other than Japan and China	370	394	—	—	32	(240)	556	489	206	—	—	48	(246)	497	810	602	9	—	28	(327)	1,122
	5,096	1,424	664	11	115	(3,028)	4,282	5,988	1,051	599	5	154	(2,987)	4,810	8,674	2,939	934	10	101	(3,652)	9,006
Domestic market	344	146	141	278	45	(152)	802	252	107	129	201	58	(136)	611	1,176	196	217	481	59	(238)	1,891

	5,440	1,570	805	289	160	(3,180)	5,084	6,240	1,158	728	206	212	(3,123)	5,421	9,850	3,135	1,151	491	160	(3,890)	10,897

(*)	Other than Aluminum.

Operating segment — after eliminations (disaggregated)

	As of and for the three-month period ended (unaudited)
	June 30, 2009
										Property,	Addition to
										plant and	property,
										equipment,	plant and
								Depreciation,		net and	equipment
	Revenues			Value		Cost and		depletion and	Operating	intangible	and
	Foreign	Domestic	Total	added tax	Net revenues	expenses	Net	amortization	income	assets	intangible	Investments
Ferrous
Iron ore	2,261	161	2,422	(30)	2,392	(1,014)	1,378	(243)	1,135	18,466	597	62
Pellets	112	67	179	(21)	158	(213)	(55)	(19)	(74)	645	57	940
Manganese	39	4	43	(1)	42	(23)	19	(2)	17	21	1	—
Ferroalloys	38	32	70	(8)	62	(82)	(20)	(2)	(22)	231	17	—
Pig iron	—	—	—	—	—	—	—	—	—	144	32	—

	2,450	264	2,714	(60)	2,654	(1,332)	1,322	(266)	1,056	19,507	704	1,002

Non ferrous
Nickel and other products (*)	1,106	3	1,109	—	1,109	(884)	225	(243)	(18)	22,504	279	88
Potash	—	121	121	(2)	119	(37)	82	(7)	75	159	—	—
Kaolin	32	10	42	(2)	40	(36)	4	(13)	(9)	188	27	—
Copper concentrate	161	9	170	—	170	(105)	65	(17)	48	3,831	185	—
Aluminum products	414	54	468	(9)	459	(494)	(35)	(58)	(93)	4,356	58	146

	1,713	197	1,910	(13)	1,897	(1,556)	341	(338)	3	31,038	549	234

Logistics
Railroads	—	224	224	(38)	186	(136)	50	(22)	28	1,733	20	372
Ports	—	57	57	(8)	49	(36)	13	(5)	8	1,441	69	—
Ships	—	—	—	—	—	—	—	—	—	638	267	112

	—	281	281	(46)	235	(172)	63	(27)	36	3,812	356	484
Others	119	60	179	(17)	162	(269)	(107)	(12)	(119)	4,939	399	1,248

	4,282	802	5,084	(136)	4,948	(3,329)	1,619	(643)	976	59,296	2,008	2,968

(*)	Includes nickel co-products and by-products (copper, precious metals, cobalt and others).

Operating segment — after eliminations (disaggregated)

	As of and for the three-month period ended (unaudited)
	March 31, 2009
										Property,	Addition to
										plant and	property,
										equipment,	plant and
								Depreciation,		net and	equipment
	Revenues			Value		Cost and		depletion and	Operating	intangible	and
	Foreign	Domestic	Total	added tax	Net revenues	expenses	Net	amortization	income	assets	intangible	Investments
Ferrous
Iron ore	2,964	165	3,129	(32)	3,097	(998)	2,099	(181)	1,918	15,044	736	44
Pellets	241	32	273	(8)	265	(219)	46	(10)	36	645	27	756
Manganese	13	2	15	—	15	(18)	(3)	(2)	(5)	18	1	—
Ferroalloys	51	27	78	(7)	71	(60)	11	(2)	9	189	18	—
Pig iron	11	—	11	—	11	(13)	(2)	—	(2)	144	16	—

	3,280	226	3,506	(47)	3,459	(1,308)	2,151	(195)	1,956	16,040	798	800

Non ferrous
Nickel and other products (*)	860	3	863	—	863	(833)	30	(253)	(223)	21,420	425	71
Potash	—	65	65	(2)	63	(28)	35	(3)	32	159	—	—
Kaolin	30	9	39	(2)	37	(34)	3	(6)	(3)	209	—	—
Copper concentrate	79	28	107	(6)	101	(106)	(5)	(17)	(22)	3,609	189	—
Aluminum products	408	34	442	(8)	434	(426)	8	(50)	(42)	3,837	41	110

	1,377	139	1,516	(18)	1,498	(1,427)	71	(329)	(258)	29,234	655	181

Logistics
Railroads	—	157	157	(22)	135	(125)	10	(21)	(11)	1,457	21	347
Ports	—	42	42	(6)	36	(34)	2	(5)	(3)	1,441	37	—
Ships	—	—	—	—	—	—	—	—	—	373	—	97

	—	199	199	(28)	171	(159)	12	(26)	(14)	3,271	58	444
Others	153	47	200	(4)	196	(186)	10	(9)	1	3,229	177	1,309

	4,810	611	5,421	(97)	5,324	(3,080)	2,244	(559)	1,685	51,774	1,688	2,734

(*)	Includes nickel co-products and by-products (copper, precious metals, cobalt and others).

Operating segment — after eliminations (disaggregated)

	As of and for the three-month period ended (unaudited)
	June 30, 2008
										Property,	Addition to
										plant and	property,
										equipment,	plant and
								Depreciation,		net and	equipment
	Revenues			Value		Cost and		depletion and	Operating	intangible	and
	Foreign	Domestic	Total	added tax	Net revenues	expenses	Net	amortization	income	assets	intangible	Investments
Ferrous
Iron ore	4,242	706	4,948	(85)	4,863	(1,508)	3,355	(245)	3,110	18,825	913	69
Pellets	966	216	1,182	(49)	1,133	(656)	477	(39)	438	1,455	41	982
Manganese	70	13	83	(3)	80	(20)	60	(3)	57	84	—	—
Ferroalloys	223	159	382	(40)	342	(123)	219	(9)	210	171	1	—
Pig iron	57	—	57	—	57	(32)	25	(1)	24	209	1	—

	5,558	1,094	6,652	(177)	6,475	(2,339)	4,136	(297)	3,839	20,744	956	1,051

Non ferrous
Nickel and other products (*)	2,363	12	2,375	—	2,375	(1,040)	1,335	(342)	993	23,733	544	151
Potash	—	105	105	(5)	100	(40)	60	(6)	54	162	3	—
Kaolin	44	10	54	(3)	51	(61)	(10)	(9)	(19)	286	2	—
Copper concentrate	248	69	317	(15)	302	(139)	163	(21)	142	2,204	69	—
Aluminum products	640	88	728	(21)	707	(560)	147	(43)	104	5,294	197	107

	3,295	284	3,579	(44)	3,535	(1,840)	1,695	(421)	1,274	31,679	815	258

Logistics
Railroads	—	381	381	(64)	317	(218)	99	(30)	69	2,012	23	297
Ports	—	81	81	(10)	71	(47)	24	(7)	17	1,912	41	—
Ships	—	—	—	—	—	—	—	—	—	33	—	127

	—	462	462	(74)	388	(265)	123	(37)	86	3,957	64	424
Others	153	51	204	(2)	202	(161)	41	(5)	36	3,602	270	1,391

	9,006	1,891	10,897	(297)	10,600	(4,605)	5,995	(760)	5,235	59,982	2,105	3,124

(*)	Includes nickel co-products and by-products (copper, precious metals, cobalt and others).

Results by segment — before eliminations (aggregated)

	Six-month period ended (unaudited)
	June 30, 2009							June 30, 2008
		(*) Non							(*) Non
	Ferrous	ferrous	Aluminum	Logistics	Others	Eliminations	Consolidated	Ferrous	ferrous	Aluminum	Logistics	Others	Eliminations	Consolidated
RESULTS
Gross revenues — Foreign	11,084	2,475	1,263	16	269	(6,015)	9,092	14,252	5,800	1,793	31	173	(6,379)	15,670
Gross revenues — Domestic	596	253	270	479	103	(288)	1,413	2,056	287	410	846	115	(439)	3,275
Cost and expenses	(8,113)	(2,158)	(1,564)	(378)	(278)	6,303	(6,188)	(10,177)	(2,756)	(1,876)	(552)	(267)	6,818	(8,810)
Research and development	(93)	(135)	—	(27)	(199)	—	(454)	(139)	(146)	—	(53)	(121)	—	(459)
Depreciation, depletion and amortization	(461)	(559)	(108)	(53)	(21)	—	(1,202)	(580)	(781)	(86)	(68)	(11)	—	(1,526)

Operating income	3,013	(124)	(139)	37	(126)	—	2,661	5,412	2,404	241	204	(111)	—	8,150
Financial income	1,261	330	4	2	4	(1,383)	218	1,242	413	8	4	—	(1,589)	78
Financial expenses	(1,307)	(612)	(22)	—	(22)	1,383	(580)	(1,700)	(762)	(30)	(4)	(2)	1,589	(909)
Gains (losses) on derivatives, net	973	(82)	—	—	—	—	891	554	(72)	(121)	—	—	—	361
Foreign exchange and indexation gains (losses), net	237	27	220	(10)	65	—	539	835	(19)	115	(3)	(2)	—	926
Gain on sale of investments	157	—	—	—	—	—	157	—	80	—	—	—	—	80
Equity in results of affiliates and joint ventures and change in provision for losses on equity investments	144	—	12	44	7	—	207	288	—	22	(7)	76	—	379
Income taxes	(2,081)	209	(30)	(14)	(14)	—	(1,930)	(1,028)	(755)	(92)	—	11	—	(1,864)
Net income (loss) attributable to noncontrolling interests	22	5	(28)	—	(9)	—	(10)	12	(107)	(65)	—	(11)	—	(171)

Net income attributable to Company’s stockholders	2,419	(247)	17	59	(95)	—	2,153	5,615	1,182	78	194	(39)	—	7,030

Sales classified by geographic destination:
Foreign market
America, except United States	109	314	396	—	14	(233)	600	869	719	494	1	—	(498)	1,585
United States	24	348	69	—	19	(42)	418	291	1,124	211	1	—	(167)	1,460
Europe	2,538	567	537	—	12	(2,175)	1,479	4,786	1,399	703	16	1	(2,361)	4,544
Middle East/Africa/Oceania	482	44	81	—	14	(382)	239	756	149	66	—	39	(345)	665
Japan	855	162	154	—	111	(420)	862	1,603	740	300	1	73	(642)	2,075
China	6,217	440	26	16	19	(2,277)	4,441	4,577	514	10	11	—	(1,843)	3,269
Asia, other than Japan and China	859	600	—	—	80	(486)	1,053	1,370	1,155	9	1	60	(523)	2,072

	11,084	2,475	1,263	16	269	(6,015)	9,092	14,252	5,800	1,793	31	173	(6,379)	15,670
Domestic market	596	253	270	479	103	(288)	1,413	2,056	287	410	846	115	(439)	3,275

	11,680	2,728	1,533	495	372	(6,303)	10,505	16,308	6,087	2,203	877	288	(6,818)	18,945

Operating segment — after eliminations (disaggregated)

	Six-month period ended (unaudited)
	June 30, 2009
										Property,	Addition to
										plant and	property,
										equipment,	plant and
								Depreciation,		net and	equipment
	Revenues			Value		Cost and		depletion and	Operating	intangible	and
	Foreign	Domestic	Total	added tax	Net revenues	expenses	Net	amortization	income	assets	intangible	Investments
Ferrous
Iron ore	5,225	326	5,551	(62)	5,489	(2,012)	3,477	(424)	3,053	18,466	1,333	62
Pellets	353	99	452	(29)	423	(432)	(9)	(29)	(38)	645	84	940
Manganese	52	6	58	(1)	57	(41)	16	(4)	12	21	2	—
Ferroalloys	89	59	148	(15)	133	(142)	(9)	(4)	(13)	231	35	—
Pig iron	11	—	11	—	11	(13)	(2)	—	(2)	144	48	—

	5,730	490	6,220	(107)	6,113	(2,640)	3,473	(461)	3,012	19,507	1,502	1,002

Non ferrous
Nickel and other products (*)	1,966	6	1,972	—	1,972	(1,717)	255	(496)	(241)	22,504	704	88
Potash	—	186	186	(5)	181	(65)	116	(10)	106	159	—	—
Kaolin	62	19	81	(4)	77	(70)	7	(19)	(12)	188	27	—
Copper concentrate	240	37	277	(5)	272	(211)	61	(34)	27	3,831	374	—
Aluminum products	822	88	910	(17)	893	(920)	(27)	(108)	(135)	4,356	99	146

	3,090	336	3,426	(31)	3,395	(2,983)	412	(667)	(255)	31,038	1,204	234

Logistics
Railroads	—	381	381	(60)	321	(261)	60	(43)	17	1,733	41	372
Ports	—	99	99	(14)	85	(70)	15	(10)	5	1,441	106	—
Ships	—	—	—	—	—	—	—	—	—	638	267	112

	—	480	480	(74)	406	(331)	75	(53)	22	3,812	414	484
Others	272	107	379	(21)	358	(455)	(97)	(21)	(118)	4,939	576	1,248

	9,092	1,413	10,505	(233)	10,272	(6,409)	3,863	(1,202)	2,661	59,296	3,696	2,968

(*)	Includes nickel co-products and by-products (copper, precious metals, cobalt and others).

Operating segment — after eliminations (disaggregated)

	Six-month period ended (unaudited)
	June 30, 2008
										Property,	Addition to
										plant and	property,
										equipment,	plant and
								Depreciation,		net and	equipment
	Revenues			Value		Cost and		depletion and	Operating	intangible	and
	Foreign	Domestic	Total	added tax	Net revenues	expenses	Net	amortization	income	assets	intangible	Investments
Ferrous
Iron ore	6,848	1,216	8,064	(158)	7,906	(2,975)	4,931	(490)	4,441	18,825	1,577	69
Pellets	1,472	389	1,861	(89)	1,772	(1,126)	646	(68)	578	1,455	53	982
Manganese	101	22	123	(5)	118	(40)	78	(4)	74	84	1	—
Ferroalloys	400	272	672	(68)	604	(247)	357	(15)	342	171	3	—
Pig iron	86	—	86	—	86	(46)	40	(3)	37	209	1	—

	8,907	1,899	10,806	(320)	10,486	(4,434)	6,052	(580)	5,472	20,744	1,635	1,051

Non ferrous
Nickel and other products (*)	4,741	25	4,766	—	4,766	(2,020)	2,746	(714)	2,032	23,733	1,025	151
Potash	—	169	169	(9)	160	(69)	91	(13)	78	162	6	—
Kaolin	86	21	107	(5)	102	(117)	(15)	(16)	(31)	286	9	—
Copper concentrate	470	70	540	(15)	525	(245)	280	(38)	242	2,204	121	—
Aluminum products	1,201	173	1,374	(38)	1,336	(1,070)	266	(85)	181	5,294	301	107

	6,498	458	6,956	(67)	6,889	(3,521)	3,368	(866)	2,502	31,679	1,462	258

Logistics
Railroads	—	677	677	(101)	576	(390)	186	(55)	131	2,012	36	297
Ports	11	136	147	(15)	132	(92)	40	(13)	27	1,912	85	—
Ships	—	—	—	—	—	—	—	—	—	33	—	127

	11	813	824	(116)	708	(482)	226	(68)	158	3,957	121	424
Others	254	105	359	(10)	349	(319)	30	(12)	18	3,602	512	1,391

	15,670	3,275	18,945	(513)	18,432	(8,756)	9,676	(1,526)	8,150	59,982	3,730	3,124

(*)	Includes nickel co-products and by-products (copper, precious metals, cobalt and others).

20	Derivative financial instruments

Risk management policy
Vale risk management strategy encompasses an enterprise risk management approach where we evaluate not only market risk impacts on the business, but also the impacts arising from credit and operating risks.
An enterprise wide risk management approach is considered by us to be mandatory for Vale as traditional market risk measures, such as VaR (Value at Risk), are not sufficient to evaluate the group exposures once our main goal is to avoid a possible lack of cash to fulfill our future obligations and needs.
We also consider the correlations between different market risk factors when evaluating our exposures. By doing so, we are able to evaluate the net impact in our cash flows from all main market variables. Using this framework we also identified a natural diversification of products and currencies in our portfolio. This diversification benefit implies in a natural reduction of the overall risk of the Company. Additionally, we are constantly working to implement risk mitigation strategies that significantly contribute to reduce the volatility in our cash flows beyond the levels initially observed and to acceptable levels of risk.
Vale considers that the effective management of risk is a key objective to support its growth strategy and financial flexibility. The risk reduction on Vale’s future cash flow contributes to a better perception of the Company’s credit quality, improving its ability to access different markets. As a commitment to the risk management strategy, the Board of Directors has established an enterprise-wide risk management policy and a risk management committee.
The risk management policy determines that Vale should evaluate regularly its cash flow risks and potential risk mitigation strategies. Whenever considered necessary, mitigation strategies should be put in place to reduce cash flow volatility. The executive board is responsible for the evaluation and approval of long term risk mitigation strategies recommended by the risk management committee.
The risk management committee assists our executive officers in overseeing and reviewing our enterprise risk management activities including the principles, policies, process, procedures and instruments employed to manage risk. The risk management committee reports periodically to the executive board on how risks have been monitored, what are the most important risks we are exposed to and their impact in cash flows.
The risk management policy and the risk management procedures, that complement the normative of risk management governance model, explicitly prohibit speculative transactions with derivatives and require the diversification of operations and counterparties.
Besides the risk management governance model, Vale has put in place a well defined corporate governance structure. The Recommendation and execution of the derivative transactions are implemented by different and independent areas. It is responsibility of the risk management department to define and propose to the risk management committee market risk mitigation strategies consistent with Vale’s and it’s wholly owned subsidiaries corporate strategy. It is the responsibility of the finance department the execution of the risk mitigation strategies through the use of derivatives. The independence of the areas guarantees an effective control on these operations.
The consolidated market risk exposure and the portfolio of derivatives are monthly measured and monitored in order to evaluate the financial results and market risk impacts in our cash flow, as well as to guarantee that the initial goals will be achieved. The mark-to-market of the derivatives portfolio is reported weekly to management.

Considering the nature of Vale’s business and operations, the main market risk factors which the Company is exposed are:
•	Interest rates;

•	Foreign exchange;

•	Products prices and input costs
Foreign exchange and interest rate risk
Vale’s cash flows are exposed to volatility of several different currencies. While most of our product prices are indexed to U.S. Dollars, most of our costs, disbursements and investments are indexed to currencies other than the U.S. Dollar, mainly Brazilian Real and Canadian Dollars.
Derivative instruments may be used in order to reduce Vale’s potential cash flow volatility arising from the currency mismatch between our debt and our revenues. Vale’s foreign exchange and interest rate derivative portfolio consists, basically, of interest rate swaps to convert floating cash flows in Brazilian Real to fixed or floating U.S. Dollar cash flows, without any leverage.
Vale is also exposed to interest rate risks on loans and financings. Our floating rate debt consists mainly of loans including export pre-payments, commercial banks and multilateral organizations loans. In general, our U.S. Dollars floating rate debt is subject to changes in the LIBOR (London Interbank Offer Rate in U.S. Dollars). To mitigate the impact of the interest rate volatility on its cash flows, Vale takes advantage of natural hedges resulting from the correlation of metal prices and U.S. Dollar floating rates. When natural hedges are not present, we may opt to realize the same effect by using financial instruments.
Our Brazilian Real denominated debt subject to floating interest rates are debentures, loans obtained from Banco Nacional de Desenvolvimento Econômico e Social (BNDES) and property and services acquisition financing in the Brazilian market. These debts are mainly linked to CDI and TJLP.
The swap transactions have similar settlement dates to the debt interests and principal payment dates, taking into account the liquidity restrictions of the market. At each settlement date, the results on the swap transactions partially offset the impact of the U.S. Dollar / Brazilian Real exchange rate in our obligations, contributing to a stable flow of cash disbursements in U.S. Dollars for interest and/or principal payment of our Brazilian Real denominated debt.
In the event of an appreciation (depreciation) of the Brazilian Real against U.S. Dollar, the negative (positive) impact on our Brazilian Real denominated debt obligations (interest and/or principal payment) measured in U.S. Dollars will be partially offset by a positive (negative) effect from any existing swap transaction, regardless of the U.S. Dollar / Brazilian Real exchange rate on the payment date.
We have other exposures associated with our outstanding debt portfolio. In order to reduce cash flow volatility associated with a financing from KFW (Kreditanstalt Für Wiederaufbau) indexed to Euribor, Vale entered into a swap contract where the cash flows in Euros are converted into cash flows in U.S. Dollars.
In order to reduce the cash-flow volatility associated with the foreign exchange exposure from coal fixed price sales, Vale purchased forward Australian Dollars.

Product price risk
Vale is also exposed to several market risks associated with global commodities prices volatilities.
Currently, our derivative transactions include nickel, copper, natural gas, bunker oil and maritime freight (FFA) derivatives and all have the same purpose of mitigating Vale’s cash flow volatility.
Nickel — The Company has the following derivatives instruments in this category:
•	Strategic derivative program — in order to protect our cash flow in 2009, we entered into derivatives transactions where we fixed the prices of some of our revenues during the year.

•
Fixed price sales program — we use to enter into nickel future contracts in the London Metal Exchange (LME) with the purpose of maintaining our exposure to nickel price variation, regarding the fact that, in some cases, the commodity is sold at a fixed price to some customers. This program was interrupted for the year 2009 after the decision of the strategic derivative program for the year.

•	Nickel purchase program — Vale has also sold nickel futures in the LME, in order to minimize the risk of mismatch between the pricing on the costs of intermediate products and finished goods.
Copper — Vale Inco Ltd., Vale’s wholly-owned subsidiary, makes use of derivatives to reduce the cash flow volatility due to the quotation period mismatch between the pricing period of copper scrap purchase and the pricing period of final products sale to the clients.
Natural gas — Vale uses natural gas swap contracts to minimize the impact of price fluctuation of this input cost in the cash flow.
Bunker Oil — In order to reduce the impact of bunker oil price fluctuation on Vale’s freight hiring and consequently on Vale’s cash flow, Vale implemented a derivative program that consists of forward purchases and swaps.
Maritime Freight — In order to reduce the impact of freight price fluctuation on the Company’s cash flow, Vale implemented a derivative program that consists of purchasing Forward Freight Agreements (FFA).
Embedded derivatives — In addition to the contracts mentioned above, Vale Inco Ltd., Vale’s wholly-owned subsidiary, has nickel concentrate and raw materials purchase agreements, where there are provisions based on nickel and copper prices behavior. These provisions are considered embedded derivatives. There is also an embedded derivative related to energy in our subsidiary Albras on which we have no unrealized gain or loss as of June 30, 2009 and December 31, 2008.

The assets and liabilities balances of derivatives measured at fair value and the effects of their recognition are shown on the following tables:

	June 30, 2009 (unaudited)		December 31, 2008
	Balance Sheet		Balance Sheet
Outstanding Balances — Assets	Location	Fair Value	Location	Fair Value
Derivatives not designated as hedge under SFAS 133

Foreign exchange and interest rate risk
CDI vs. USD fixed rate swap	long-term	153	—	—
CDI vs. USD floating rate swap	long-term	15	—	—
TJLP vs. USD fixed rate swap	long-term	39	—	—
TJLP vs. USD floating rate swap	long-term	12	—	—
EURO floating rate vs. USD floating rate swap	long-term	2	long-term	2
AUD floating rate vs. fixed USD rate swap	long-term	8	—	—

		229		2

Commodities price risk
Nickel
Fixed price program	short-term	2	—	—
Fixed price program	long-term	2	—	—
Bunker Oil Hedge	long-term	12	—	—
Maritime Freight Hiring Protection Program	short-term	30	—	—

		46		—

Embedded derivatives:
For nickel concentrate costumer sales	short-term	5	long-term	69
Customer raw material contracts		—	long-term	22

		5		91

Derivatives designated as hedge under SFAS 133
Foreign cash flow hedge	long-term	3	—	—

		3		—

Total Assets		283		93

	June 30, 2009 (unaudited)		December 31, 2008
	Balance Sheet		Balance Sheet
Outstanding Balances — Liabilities	Location	Fair Value	Location	Fair Value
Derivatives not designated as hedge under SFAS 133

Foreign exchange and interest rate risk
CDI vs. USD fixed rate swap	—	—	long-term	(373)
CDI vs. USD floating rate swap	—	—	long-term	(95)
TJLP vs. USD fixed rate swap	—	—	long-term	(62)
TJLP vs. USD floating rate swap	—	—	long-term	(30)
USD floating rate vs. USD fixed rate swap	long-term	(11)	long-term	(14)

		(11)		(574)

Commodities price risk
Nickel
Fixed price program	—	—	long-term	(50)
Purchase program	short-term	(4)	long-term	(7)
Strategic program	short-term	(42)	—	—

		(46)		(57)

Embedded derivatives:
Customer raw material contracts	short-term	(12)	—	—
Natural gas hedge	short-term	(2)	long-term	(2)

		(14)		(2)

Total Liabilities		(71)		(633)

The following table presents the unaudited effects of derivatives for the three-month and six-month periods ended:

	Amount of gain or (loss) recognized in financial income (expense)					Financial Settlement					Amount of gain or (loss) recognized in OCI
	Three-month period ended			Six-month period ended		Three-month period ended			Six-month period ended		Three-month period ended		Six-month period ended
	(unaudited)			(unaudited)		(unaudited)			(unaudited)		(unaudited)		(unaudited)
	June 30, 2009	March 31, 2009	June 30, 2008	June 30, 2009	June 30, 2008	June 30, 2009	March 31, 2009	June 30, 2008	June 30, 2009	June 30, 2008	June 30, 2009	June 30, 2008	June 30, 2009	June 30, 2008
Derivatives not designated as hedge under SFAS 133

Foreign exchange and interest rate risk
Swap BRL denominated Brazilian payrol into USD	—	—	50	—	64	—	—	(34)	—	(62)	—	—	—	—
CDI & TJLP vs. USD fixed and floating rate swap	927	32	591	959	563	(101)	(20)	(102)	(121)	(102)	—	—	—	—
EURO floating rate vs. USD floating rate swap	—	(1)	(1)	(1)	—	(1)	—	—	(1)	—	—	—	—	—
USD floating rate vs. USD fixed rate swap	—	(1)	5	(1)	(2)	2	—	—	2	—	—	—	—	—
AUD floating rate vs. fixed USD rate swap	7	3	—	10	—	(1)	—	—	(1)	—	—	—	—	—

	934	33	645	967	625	(101)	(20)	(136)	(121)	(164)	—	—	—	—

Commodities price risk
Nickel
Fixed price program	42	(18)	(50)	24	(24)	9	21	12	30	20	—	—	—	—
Purchase program	(32)	10	22	(22)	12	27	(2)	(20)	25	(24)	—	—	—	—
Strategic program	(42)	—	—	(42)	—	—	—	—	—	—	—	—	—	—
Copper
Purchased scrap protection program	—	—	6	—	(66)	—	—	69	—	130	—	—	—	—
Strategic hedging program	—	—	—	—	(45)	—	—	7	—	7	—	—	—	—
Platinum	—	—	(1)	—	(17)	—	—	11	—	20	—	—	—	—
Gold	—	—	4	—	(4)	—	—	10	—	21	—	—	—	—
Natural gas	(1)	(3)	9	(4)	19	2	2	(1)	4	—	—	—	—	—
Aluminum	—	—	(68)	—	(147)	—	—	63	—	88	—	—	—	—
Maritime Freight Hiring Protection Program	34	—	—	34	—	(5)	—	—	(5)	—	—	—	—	—

	1	(11)	(78)	(10)	(272)	33	21	151	54	262	—	—	—	—

Embedded derivatives:
For nickel concentrate costumer sales	(18)	2	36	(16)	—	5	(23)	—	(18)	—	—	—	—	—
Customer raw material contracts	(57)	(6)	37	(63)	21	—	—	(7)	—	(11)	—	—	—	—
Energy — Aluminum options	—	—	15	—	(13)	—	—	—	—	—	—	—	—	—

	(75)	(4)	88	(79)	8	5	(23)	(7)	(18)	(11)	—	—	—	—

Derivatives designated as hedge under SFAS 133
Aluminum	—	—	—	—	—	—	—	—	—	—	—	6	—	(21)
Bunker Oil Hedge	13	—	—	13	—	(1)	—	—	(1)	—	—	—	—	—
Foreign exchange cash flow hedge	—	—	—	—	—	—	—	—	—	—	1	—	1	—

	13	—	—	13	—	(1)	—	—	(1)	—	1	6	1	(21)

	873	18	655	891	361	(64)	(22)	8	(86)	87	1	6	1	(21)

Unrealized gains (losses) in the period are included in our income statement under the caption of gains (losses) on derivatives, net.
Final maturity dates for the above instruments are as follows:

Interest rates/ Currencies	December 2019
Bunker Oil	April 2010
Natural Gas	October 2009
Freight	September 2009
Copper	July 2009
Nickel	May 2011
Under SFAS 133 “Accounting for Derivative Financial Instruments and Hedging Activities”, all derivatives, whether designated in hedging relationships or not, are required to be recorded in the balance sheet at fair value and the gain or loss in fair value is included in current earnings, unless if qualified as hedge accounting. A derivative must be designated in a hedging relationship in order to qualify for hedge accounting. These requirements include a determination of what portions of hedges are deemed to be effective versus ineffective. In general, a hedging relationship is effective when a change in the fair value of the derivative is offset by an equal and opposite change in the fair value of the underlying hedged item. In accordance with these requirements, effectiveness tests are performed in order to assess effectiveness and quantify ineffectiveness for all designated hedges.
At June 30, 2009, we had outstanding cash flow hedges. A cash flow hedge is a hedge of the exposure to variability in expected future cash flows that is attributable to a particular risk such as a forecasted purchase or sale. If a derivative is designated as a cash flow hedge, the effective portions of the changes in the fair value of the derivative are recorded in other comprehensive income and are recognized in earnings when the hedged item affects earnings. Ineffective portions of changes in the fair value of the derivatives designated as hedges are recognized in earnings. If a portion of a derivative contract is excluded for purposes of effectiveness testing, such as time value, the value of such excluded portion is included in earnings. On the three-month period ended at June 30, 2009, March 31, 2009 and June 30, 2008 and on the six-month period ended at June 30, 2009 and 2008, the unrealized net gains in respect of derivative instruments which were not qualified for hedge accounting amounted to US$860, US$18, US$655, US$878 and US$361 respectively.
21	Subsequent events
On July 07, 2009, we issued US$942 Mandatorily Convertible Notes due 2012 for total proceeds of US$936, net of commissions. The Notes bear interest at 6.75% per year payable quarterly and additional interest which will be payable based on the net amount of cash distribution paid to ADS holders.
In July, 2009 we signed a definitive agreement with Suzano Papel e Celulose to sale part of our forest assets to Suzano, a total area of 84.7 thousand hectares, including preservation areas and eucalyptus plantation in Maranhão (Brazil), for approximately US$120.
In July 2009, we signed an agreement with ThyssenKrupp Steel AG to increase its stake in ThyssenKrupp CSA Siderúrgica do Atlântico Ltda. (CSA) to 26.87%, from its current 10% interest, through a capital infusion of EUR$965 (approximately US$1.4 billion). This investment decision is still subject to, among other conditions, the approval of the Board of Directors of both Vale and ThyssenKrupp.

Supplemental Financial Information (unaudited)
The following unaudited information provides additional details in relation to certain financial ratios.
EBITDA — Earnings Before Financial Income (Expenses), Noncontrolling Interests, Gain on Sale of Investments, Foreign Exchange and Indexation Gains (Losses), Equity in Results of Affiliates and Joint Ventures and Change in Provision for Losses on Equity Investments, Income Taxes, Depreciation and Amortization
(a)	EBITDA represents operating income plus depreciation, amortization and depletion plus impairment plus dividends received from equity investees.
(b)
EBITDA is not a U.S. GAAP measure and does not represent cash flow for the periods presented and should not be considered as an alternative to net income (loss), as an indicator of our operating performance or as an alternative to cash flow as a source of liquidity.

(c)	Our definition of EBITDA may not be comparable with EBITDA as defined by other companies.
(d)
Although EBITDA, as defined above, does not provide a U.S. GAAP measure of operating cash flows, our management uses it to measure our operating performance and financial analysts in evaluating our business commonly use it.

Selected financial indicators for the main affiliates and joint ventures are available on our website, www.vale.com, under “investor relations”

Indexes on Vale’s Consolidated Debt (Supplemental information — unaudited)

	Three-month period ended			Six-month period ended
	June 30, 2009	March 31, 2009	June 30, 2008	June 30, 2009	June 30, 2008
Current debt
Current portion of long-term debt — unrelated parties	610	650	730	610	730
Short-term debt	38	48	46	38	46
Loans from related parties	19	68	36	19	36

	667	766	812	667	812

Long-term debt
Long-term debt — unrelated parties	18,826	17,648	19,560	18,826	19,560

Gross debt (current plus long-term debt)	19,493	18,414	20,372	19,493	20,372

Interest paid over:
Short-term debt	—	—	(5)	—	(10)
Long-term debt	(311)	(277)	(357)	(588)	(636)
Interest paid	(311)	(277)	(362)	(588)	(646)
EBITDA	1,725	2,281	6,218	4,006	9,947
Company stockholders’ equity	49,877	43,827	41,705	49,877	41,705
LTM (1) EBITDA / LTM (1) Interest paid	10.83	13.96	13.04	10.83	13.04
Gross Debt / LTM (1) EBITDA	1.49	1.05	1.17	1.49	1.17
Gross debt / Equity Capitalization (%)	28	30	33	28	33

Financial expenses
Interest expense	(213)	(239)	(254)	(452)	(567)
Labor and civil claims and tax-related actions	(14)	(16)	(8)	(30)	(53)
Tax on financial transactions — CPMF	—	—	—	—	(3)
Others	(66)	(32)	(87)	(98)	(286)

	(293)	(287)	(349)	(580)	(909)

Financial income
Cash and cash equivalents	91	114	22	205	51
Others	2	11	1	13	27

	93	125	23	218	78

Derivatives	873	18	655	891	361

Financial income (expenses), net	673	(144)	329	529	(470)

Foreign exchange and indexation gain (losses), net
Cash and cash equivalents	(1,026)	(69)	(67)	(1,095)	(74)
Loans	2,105	113	1,169	2,218	1,333
Others	(556)	(28)	(264)	(584)	(333)

	523	16	838	539	926

Financial result, net	1,196	(128)	1,167	1,068	456

(1)	Last twelve months

Calculation of EBITDA (Supplemental information — unaudited)

	Three-month period ended			Six-month period ended
	June 30, 2009	March 31, 2009	June 30, 2008	June 30, 2009	June 30, 2008

Operating income	976	1,685	5,235	2,661	8,150
Depreciation	643	559	760	1,202	1,526

	1,619	2,244	5,995	3,863	9,676
Dividends received	106	37	223	143	271

EBITDA	1,725	2,281	6,218	4,006	9,947

Net operating revenues	4,948	5,324	10,600	10,272	18,432
Margin EBITDA	34.9%	42.8%	58.7%	39.0%	54.0%
Adjusted EBITDA x Operating Cash Flows (Supplemental information — unaudited)

	Three-month period ended
	June 30, 2009		March 31, 2009		June 30, 2008
		Operating		Operating		Operating
	EBITDA	cash flows	EBITDA	cash flows	EBITDA	cash flows

Net income attributable to Company’s stockholders	790	790	1,363	1,363	5,009	5,009
Income tax — deferred	130	130	(171)	(171)	333	333
Income tax — current	1,494	—	477	—	1,173	—
Equity in results of affiliates and joint ventures and other investments	(135)	(135)	(72)	(72)	(260)	(260)
Foreign exchange and indexation gains, net	(523)	(817)	(16)	(57)	(838)	(1,300)
Financial expenses, net	(673)	(54)	144	3	(329)	(45)
Noncontrolling interests	50	50	(40)	(40)	147	147
Gain on sale of investments	(157)	(157)	—	—	—	—
Net working capital	—	1,355	—	536	—	(214)
Others	—	(845)	—	7	—	(572)

Operating income	976	317	1,685	1,569	5,235	3,098

Depreciation, depletion and amortization	643	643	559	559	760	760
Dividends received	106	106	37	37	223	223

	1,725	1,066	2,281	2,165	6,218	4,081

Operating cash flows		1,066		2,165		4,081
Income tax		1,494		477		1,173
Foreign exchange and indexation gains (losses)		294		41		462
Financial expenses		(619)		141		(284)
Net working capital		(1,355)		(536)		214
Others		845		(7)		572

EBITDA		1,725		2,281		6,218

	Six-month period ended
	June 30, 2009		June 30, 2008
		Operating		Operating
	EBITDA	cash flows	EBITDA	cash flows
Net income attributable to Company’s stockholders	2,153	2,153	7,030	7,030
Income tax — deferred	(41)	(41)	37	37
Income tax — current	1,971	—	1,827	—
Equity in results of affiliates and joint ventures and other investments	(207)	(207)	(379)	(379)
Foreign exchange and indexation gains, net	(539)	(874)	(881)	(1,377)
Financial expenses, net	(529)	(51)	425	36
Noncontrolling interests	10	10	171	171
Gain on sale of investments	(157)	(157)	(80)	(80)
Net working capital	—	1,891	—	(1,442)
Others	—	(838)	—	(304)

Operating income	2,661	1,886	8,150	3,692
Depreciation, depletion and amortization	1,202	1,202	1,526	1,526
Dividends received	143	143	271	271

	4,006	3,231	9,947	5,489

Operating cash flows		3,231		5,489
Income tax		1,971		1,827
Foreign exchange and indexation gains (losses)		335		496
Financial expenses		(478)		389
Net working capital		(1,891)		1,442
Others		838		304

EBITDA		4,006		9,947

Board of Directors, Fiscal Council, Advisory committees and Executive Officers

Board of Directors

Sérgio Ricardo Silva Rosa
Chairman

Mário da Silveira Teixeira Júnior
Vice-President

Eduardo Fernando Jardim Pinto
Francisco Augusto da Costa e Silva
Jorge Luiz Pacheco
José Ricardo Sasseron
Ken Abe
Luciano Galvão Coutinho
Oscar Augusto de Camargo Filho
Renato da Cruz Gomes
Sandro Kohler Marcondes

Alternate

Deli Soares Pereira
Hidehiro Takahashi
João Moisés de Oliveira
Luiz Augusto Ckless Silva
Luiz Carlos de Freitas
Luiz Felix Freitas
Paulo Sérgio Moreira da Fonseca
Raimundo Nonato Alves Amorim
Rita de Cássia Paz Andrade Robles
Wanderlei Viçoso Fagundes

Advisory Committees of the Board of Directors

Controlling Committee
Luiz Carlos de Freitas
Paulo Ricardo Ultra Soares
Paulo Roberto Ferreira de Medeiros

Executive Development Committee
João Moisés de Oliveira
José Ricardo Sasseron
Oscar Augusto de Camargo Filho

Strategic Committee
Roger Agnelli
Luciano Galvão Coutinho
Mário da Silveira Teixeira Júnior
Oscar Augusto de Camargo Filho
Sérgio Ricardo Silva Rosa

Finance Committee
Fabio de Oliveira Barbosa
Ivan Luiz Modesto Schara
Luiz Maurício Leuzinger
Wanderlei Viçoso Fagundes
Governance and Sustainability Committee
Jorge Luiz Pacheco
Renato da Cruz Gomes
Ricardo Simonsen

Fiscal Council

Marcelo Amaral Moraes
Chairman

Aníbal Moreira dos Santos
Antônio José de Figueiredo Ferreira
Bernard Appy

Alternate
Cícero da Silva
Marcus Pereira Aucélio
Oswaldo Mário Pêgo de Amorim Azevedo

Executive Officers

Roger Agnelli
Chief Executive Officer

Carla Grasso
Executive Officer for Human Resources and Corporate Services

Eduardo de Salles Bartolomeo
Executive Officer for Logistics, Project Management and Sustainability

Fabio de Oliveira Barbosa
Chief Financial Officer and Investor Relations

José Carlos Martins
Executive Officer for Ferrous Minerals

Tito Botelho Martins
Executive Officer for Non Ferrous

Marcus Vinícius Dias Severini
Chief Officer of Accounting and Control Department

Vera Lúcia de Almeida Pereira Elias
Chief Accountant

CRC-RJ — 043059/O-8

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A.
(Registrant)

Date: July 29, 2009	By:	/s/ Roberto Castello Branco Roberto Castello Branco
Director of Investor Relations